JOHNSON OUTDOORS

THE SPIRIT OF ADVENTURE



2001 annual report

Johnson Outdoors Inc.

designs, manufactures and markets outdoor recreation products in four businesses: Watercraft, Motors, Diving, and Outdoor Equipment. More than 1,400 employees work in thirty locations worldwide.

BUSINESS PROFILE

Watercraft

Net Sales

Old Town
Canoes and kayaks

Necky
Kayaks

Leisure Life
Canoes, pedal boats, kayaks, deck boats and tenders

Ocean Kayak
Sit-on-top kayaks

Escape
Sailboats

Carlisle
Paddles and oars

Extrasport and Swiftwater
Personal floatation devices

Dimension
Kayaks

Pacific Kayak
Kayaks

Motors

Net Sales 19%

Minn Kota
Electric boat motors, power equipment and accessories

Airguide
Speedometers, marine and automotive compasses and weather instruments

Diving

Net Sales 23%

Scubapro
Regulators, buoyancy compensators, masks, fins, wet and dry suits, gloves, dive lights and other accessories

Aladin
Premium dive computers

Uwatec
Dive computers and other electronic instruments

SnorkelPro
Masks, fins and snorkels

Outdoor Equipment

Net Sales

Eureka!
Camping tents, accessories and military and commercial tents

Camp Trails
Backpacks and accessories

Silva
Field compasses

Jack Wolfskin
Outdoor clothing, travel gear, footwear, accessories, camping tents, backpacks and sleeping bags

Summary Financial Information[1]

Johnson Outdoors Inc.

(thousands, except per share data)	1999	2000	2001	% change
Operating Results				
Net sales	$310,198	$354,889	$345,637	(3)%
Gross profit	125,774	142,813	136,703	(4)%
Operating profit	19,513	24,719	15,718	(36)%
Diluted earnings per common share	$0.72	$1.03	$0.44	(57)%
Diluted average common shares outstanding	8,108	8,130	8,170	
Capitalization				
Total debt	$122,071	$105,319	$97,535	
Shareholders' equity	127,178	100,832	105,779	
Total debt to total capital	49.0%	51.1%	48.0%	

Table of Contents

Our research shows Johnson Outdoors outperformed the competition in 2001. And throughout the year we took decisive action to continue building a foundation for long-term growth.

Helen P. Johnson-Leipold
Chairman and Chief Executive Officer



Diving, Outdoor Equipment Group and Jack Wolfskin produced steady profits, while Watercraft and Motors faced the challenge of market contractions. Economic conditions, combined with the impact of September 11, affected all our North American businesses except for military tents, which saw both strong sales and profits.

Considering the market contractions, Johnson Outdoors fared better than the competition. All our key brands outperformed their categories and gained share from competitors, thanks to strong new products introduced throughout the year. And we're also excited about new products as we look forward to our 2002 season. All of our brands earned rave reviews on their new products during the August 2001 Outdoor Retailer show. These positives, plus our core strengths, make us confident Johnson Outdoors can weather the current economic cycle.

2001 Results

This year's slowing economy and cold spring and summer, combined with operational challenges in Watercraft, affected both our top-line and bottom-line performance. As we managed the external challenges, we also accelerated the pace of change in Watercraft and are already seeing positive results.

The Outdoor Equipment Group's military tent and Jack Wolfskin sales nearly offset Watercraft's and Motors' lower-than-expected sales. Fiscal 2001 sales and gross profit margin stayed essentially level, at $345.6 million and 40%, respectively. Operating profit declined $9 million, or 36%, primarily due to Watercraft's margin shortfalls. Earnings per diluted share from continuing operations decreased 57%, to $0.44.

Diving continued its exciting turnaround, gaining U.S. market share despite poor industry conditions. Sales dropped 3%, to $80.5 million, but expense cuts such as closing the Uwaplast injection molding operation increased operating profit 7%, to $11.6 million. Strong new products for 2002 include the first wireless dive computer.

Watercraft's operating profit decreased 87%. Poor weather flattened industry sales. We had already begun increasing plant efficiency and improving distribution. This year we stepped up the pace, consolidating facilities to

improve return on assets—folding Necky manufacturing into Ocean Kayak; moving Escape operations into Old Town; and consolidating ten warehouses into one. This process will continue in 2002. We bolstered our innovation capabilities and our international presence by acquiring Fibrekraft Manufacturers Ltd., a New Zealand manufacturer of high-quality paddles, helmets and other accessories. Watercraft continues to offer great growth potential with a strong market presence and terrific brands.

Outdoor Equipment Group increased sales 10%, to $114.9 million. Operating profit rose 47%, driven by strong military tent sales and solid progress at Jack Wolfskin, where sales rose 10% as we opened eleven more stores in Europe. OEG's image-building products for 2002 include a consumer version of the Eureka! Fifth Season EXO tent, chosen by an elite team climbing Mount Everest.

Motors gained market share but saw sales drop 16%, to $64 million, due to weak industry conditions and the bankruptcy of a major customer. Operating profit declined 30%, excluding $2.5 million in goodwill impairment related to discontinuing a small brand within the Motors business. Our new Riptide saltwater motors, with the category's first-ever three-year warranty, offer a major growth opportunity for 2002.

Long-term business model

The business success model we introduced in 1999 continues to guide us in creating long-term growth. Its components are:

Effective portfolio management
Continually assess current businesses and potential acquisitions against our strategic criteria: being #1 or #2 in the market, in a category that rewards innovation, with strong growth potential.

Network operation model
Build a strong "network" of empowered companies guided and served by central vision, strategies and resources.

Expanding markets
Be a catalyst for growth—for us, for our customers, and for the category itself—through product innovation, leading-edge marketing, and understanding consumers and markets better than our competitors.

Innovation leadership
Continue to build our position as the market innovation leader with breakthrough new products that address consumer needs, differentiate us from competitors and advance our strong brands.

Strategies for 2002

1. *Address first things first.* In 2002 we'll focus on targeted growth and strengthening internal operations. That includes analyzing asset use, as part of portfolio management; standardizing business controls and processes, as we refine our network model; focusing on healthy growth rather than quick hits to expand our markets; and further strengthening our innovation capabilities.

2. *Simplify, but don't sacrifice.* We're streamlining our organization, our facilities, our SKUs—all to become leaner, faster and better able to handle growth. But we will not jeopardize our long-term growth initiatives. Our focus is on conservative budgeting and smart choices that will enhance flexibility in an uncertain market.

3. *Keep an eye on opportunity.* While we're building the infrastructure to take Johnson Outdoors to the next level, we can't ignore growth opportunities. Acquisitions remain possible, but we're emphasizing organic growth through:

- New product development in current segments, using direct consumer input and trend information to develop products with a meaningful point of difference.

- Geographic expansion, particularly in Europe. This year we plan to increase Watercraft sales in Europe and Asia Pacific, leveraging current capabilities to minimize incremental expense. Jack Wolfskin will continue expanding in Northern Europe.

- Category extensions, using our capabilities to enter new segments.

- Better tactical execution, drawing on the skills of our new management team members to increase marketing and sales sophistication.

Johnson Outdoors offers many strengths: leading market positions, powerful brand names, superior innovation, outstanding employees—and now, a well-rounded management team, introduced on the following pages. I thank you for your support over the past year and invite you to continue with us in the spirit of adventure that is Johnson Outdoors.

Helen P. Johnson-Leipold

Helen P. Johnson-Leipold
Chairman and
Chief Executive Officer

MEET OUR MANAGEMENT TEAM

"This year we added significant depth to our management team. These senior managers offer the expertise to take our financial controls, planning, marketing and operations to the next level of sophistication."

Helen Johnson-Leipold



Helen P. Johnson-Leipold
Chairman and Chief Executive Officer

Helen joined Johnson Outdoors in 1999 from S.C. Johnson, where she held a number of management positions over a 14-year span, most recently serving as vice president for Personal & Home Care Products. Prior to S.C. Johnson, Helen was with Foote, Cone and Belding Advertising for eight years.



Patrick O'Brien
President and Chief Operating Officer

Patrick came to us in 1999 from SC Johnson, where he had served as vice president and general manager for the Home Storage division; vice president of strategic business; and vice president of North American Sales.



Paul Lehmann
Vice President and Chief Financial Officer

Paul joined our team in May 2001. He arrived from Steelcase Inc., where his last position was vice president of finance and strategic planning for North America. His prior experience includes several executive-level positions in finance, operations and marketing with Steelcase, Alloyd Company, Newell (Rubbermaid) and Mark Controls Corporation.



Kevin Mooney
Vice President, Human Resources

Kevin came to us in 2000 from SC Johnson, where he was director of human resources for NACP Manufacturing and, before that, director of compensation for North America of SCJ.



Alisa Swire
Vice President, Business Development

Alisa joined us in February 2001. She served two years as director of mergers and acquisitions at Wal-Mart International, and before that was director of corporate development at Case Corporation.



Susan Love
Vice President and Chief Information Officer

Susan joined us in January 2001 after 14 years with the Kellogg Company, most recently as senior director, North America IT Customer Account Service. She was also director of worldwide technology architecture and of business information development for Kellogg.

Every facet of our business strategy points toward one ultimate goal: positioning Johnson Outdoors for **sustainable growth that outpaces the industry.** Here's what our senior management team has to say about the steps we're taking in 2002 to achieve that goal.

Patrick O'Brien

We're streamlining and creating efficiencies across the board. In anticipation of an uncertain market, we've pushed cost discipline, already identifying millions of dollars in savings—but we're also keeping the pressure on new product development. We're developing a procurement team to realize the potential of our buying power. And we're creating synergy with our new National Accounts Team, offering national, growing customers our full range of products from a single point of sale. As Helen pointed out, innovative products give us a leg up on the competition, and leading-edge marketing will help us make the most of that advantage.

Paul Lehmann

Implementing the Network operating model has already produced positive results. We will accelerate our efforts in 2002 to leverage the collective strength of the Johnson Outdoors brands even further. Continued focus on inter-company coordination and cooperation will help us spread best practices, improve financial and operating discipline, and drive great efficiencies in our relationships with major suppliers and customers. The benefits of such sharing to our policies, reporting and supply chain processes will translate into reduced operating complexity and improved bottom line performance.

Kevin Mooney

We've made great strides this past year in building depth of talent. Many employees took on new and challenging assignments, greatly enhancing their skill sets. We also brought many new employees into the organization. I'm excited about the fact that we're building a very talented workforce.

Alisa Swire

We're working hard to balance internal growth with growth through acquisition. Strong base business growth will help us leverage our core capabilities and brand equities. As for acquisitions, we're always evaluating opportunities against our strategic criteria. We want to be in the #1 or #2 position in each category where we compete. We've generally achieved that with our current brands and require the same potential for any acquisition we consider.

Susan Love

This year, "Project Network" will look at implementing compatible systems to share data and sharpen our competitive edge. It's the logical next step as we standardize business processes. We're continuing to roll out JDE, an enterprise-wide information system that will make it easier to analyze information and manage customer relationships across all our businesses.


OCEAN KAYAK
FRENZY
OCEAN KAYAK

We accelerated the pace of improvement in Watercraft, but we couldn't overcome 2001's industry-wide sales drop. In 2002, we'll heighten our focus on inventory management and continue to improve return on assets. Exciting entries like the Venus, a lightweight women's kayak, and a line of resort products will tap the category's huge potential. And expansion into Europe and Asia Pacific will strengthen our position as a **market leader.**



OLD TOWN HERITAGE CANOE

CLASSIC INNOVATION Our Watercraft heritage starts with quality, as in the handcrafted Old Town Canoe model A, whose design dates to the early 1900s. We add innovation, as in the Extrasport RetroGlide Butterfly lifejackets, whose size adjustment is on the back to eliminate uncomfortable hardware. And our kayaks feature both classic design and innovation—offering entry-level handling with the aesthetics of fiberglass in the Nantucket Elite, and sit-inside stability plus high-end sea kayak features in the Pro SI 149.



EXTRASPORT RETROGLIDE BUTTERFLY



OLD TOWN NANTUCKET ELITE



OCEAN KAYAK PRO SI 149

BRANDS

Old Town

NECKY KAYAKS

Leisure Life Limited

OCEAN KAYAK

Escape

Carlisle PADDLES AND OARS

EXTRASPORT®

Dimension

PACIFIC KAYAK

MOTORS


minn kota

As fishing enthusiasts know, persistence pays off. Our continued emphasis on marketing, innovation and quality has kept Motors at the top of the market. This year we have continued to increase market share despite weak sales. We're looking to grow with our OEM partners and introduce promising products like the Universal Sonar and Riptide saltwater motors—the first in the industry to offer a three-year warranty.

BRANDS



UNIVERSAL SONAR

MOTORS is expanding markets with innovative products like the Universal Sonar, the first trolling motor to feature a fully integrated transducer that is compatible with most fishfinders on the market. We're exceeding consumers' demands for quality and performance with corrosion-resistant features on our new Riptide saltwater motors, which come with an exclusive three-year warranty. And with the MK 106, our first entry-level onboard battery charger, we're increasing our presence in a growing category.



MINN KOTA RIPTIDE MOTOR



MINN KOTA ALL-TERRAIN MOTOR



MK 106 ONBOARD BATTERY CHARGER

DIVING


SCUBAPRO



TWIN SPEED FIN

The excitement continues for Diving with worldwide market share gains. New **innovative products** for the 2002 season include a new lineup of Smart computers offering the first wireless infrared connection for easy downloading of diving profile. We're also working with certification agencies in order to reach out to new divers.



SCUBAPRO MK25T/S600T REGULATOR



SCUBAPRO LADYHAWK BC

TECHNICAL TRIUMPHS

New research led to our Smart COM dive computer's advanced micro-bubble suppression technology, promoting safer diving. Our Twin Jet is the first full-foot fin endorsed by professionals for both diving and snorkeling, while the lightweight MK25T/S600T titanium regulator registered the industry's top breathing machine scores. And the Ladyhawk buoyancy compensator, developed with the Women's Scuba Diving Association, offers female divers new comfort with a backpack-style harness system.


Smart COM
TANK DATA
psi
bar
RBT
DECO STOP
LEVEL STOP
NO STOP
SPEED
LOG
MAX DEPTH
DEPTH
DIVE TIME
DECO INFO
UWATEC

UWATEC SMART COM

OUTDOOR EQUIPMENT





SILVA ERGO-GRIP EXPLORER

This year, the Outdoor Equipment Group stood on familiar terrain: **increasing sales,** especially in military tents, and improving operating profit, driven by Silva field compasses. Eureka! is the only company supplying both large, heavy-duty tents and lightweight backpacking tents to the military. The Eureka! 5th Season EXO tent was also chosen for a well-publicized expedition to Mount Everest—a great lead-in for our consumer version this year.



EUREKA! VISTA



CAMP TRAILS SEQUOIA BACKPACK

BRANDS

Eureka!

Camp Trails

Silva

DESIGN WITH APPEAL

World-famous climbers helped us design the Eureka! 5th Season EXO tent for their most recent Mount Everest expedition, paving the way for this year's consumer version. Our new Silva Ergo-Grip™ Explorer, a bright-colored, soft-touch sleeve, protects the compass and makes it easy to spot if dropped. The Eureka! Vista is an affordable peak-top tent that simplifies setup with a patent-pending swivel bracket. And the Sequoia backpack's friendly design reaches out to the growing number of weekend hikers.

EUREKA! 5TH SEASON EXO



OUTDOOR EQUIPMENT

EUROPE





JACK WOLFSKIN MOVE PANT MEN

Jack Wolfskin is continuing positive momentum from its base in Germany and rolling out to Northern Europe. This year, we opened eleven more stores, including one in Denmark and two in Switzerland. The resulting rise in non-German sales fueled profitability improvements. Wolfskin uses unique materials and technical expertise to create exciting products like the Mountain Adventure footwear line—making our gear among the most popular in Europe.

Jack Wolfskin®



JACK WOLFSKIN MOUNTAIN REBEL SHOE



JACK WOLFSKIN ARCHES III REAL TUNNEL® TENT

MATERIAL ADVANCES

Only the lightest, most technically advanced, toughest GORE-TEX® fabrics go into our streamlined STAINLESS ROCK touring and trekking jacket. Like the MOVE PANT MEN, it's specially tailored for ease of motion and freedom of movement. The MOUNTAIN REBEL all-around hiking boot delivers excellent traction on demanding trails and uses toughskin reinforcements in the high-abrasion zones for added durability. And our REAL TUNNEL system's aerodynamic design, based on Porsche wind tunnel tests, works with a specialized tent pole system to provide incredible stability in sidewinds, as well as comfort.

STAINLESS ROCK JACKET


Jack Wolfskin

Watercraft


Necky Elaho Kayak


Leisure Life Waterquest Camo


Carlisle Magic Red Long


Ocean Kayak Agean Mist Kayak


Old Town Sebago Kayak


Old Town Wood Classic Canoe

Motors


Minn Kota Genesis Trolling Motor


Minn Kota Weedless Wedge


Minn Kota Vantage Trolling Motor


Minn Kota Maxxum Trolling Motor


MK220 Onboard Charger


Minn Kota AutoPilot Trolling Motor

Diving


Uwatec Smart COM Dive Computer


Scubapro Titanium Regulator


Scubapro Twin Jet Fin


Scubapro Glide BC


Scubapro Clear VU2


Scubapro Shorty

Outdoor Equipment


Eureka! 5th Season EXO Tent


Eureka! Military Tent


Eureka! Mountain Pass EXO Tent


Eureka! Vista Tent


Eureka! Zeus EXO Tent


Eureka! Twin Tube Tent

Jack Wolfskin


SQUAW VALLEY JACKET


MOUNTAIN REBEL SHOE


WOLFPACK FLEECE JACKET


ARCHES III REAL TUNNEL TENT


TRAILHEAD BACKPACK


MR. BIKE PACK

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 28, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 0-16255

JOHNSON OUTDOORS INC.

(Exact name of Registrant as specified in its charter)

Wisconsin
(State or other jurisdiction of incorporation or organization)

39-1536083
(I.R.S. Employer Identification No.)

1326 Willow Road, Sturtevant, Wisconsin 53177
(Address of principal executive offices)

(262) 884-1500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to section 12(g) of the Act:

Class A common stock, $.05 par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes. [X] No. [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K. [ ]

As of November 1, 2001, 6,946,012 shares of Class A and 1,222,729 shares of Class B common stock of the Registrant were outstanding. The aggregate market value of voting stock of the Registrant held by

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part and Item Number of Form 10-K into which Incorporated
Johnson Outdoors Inc. Notice of Annual Meeting of Shareholders and Proxy Statement for the Annual Meeting of Shareholders to be held February 19, 2002.	Part III, Items 10, 11, 12 and 13

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

Certain matters discussed in this 2001 Form 10-K and in the accompanying 2001 Annual Report are "forward-looking statements," intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement includes phrases such as the Company "expects," "believes" or other words of similar meaning. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results or outcomes to differ materially from those currently anticipated. Factors that could affect actual results or outcomes include changes in consumer spending patterns, actions of companies that compete with the Company, the Company's success in managing inventory, movements in foreign currencies or interest rates and adverse weather conditions. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included herein are only made as of the date of this 2001 Form 10-K and in the accompanying 2001 Annual Report and the Company undertakes no obligations to publicly update such forward-looking statements to reflect subsequent events or circumstances.

PART I

ITEM 1. BUSINESS

Johnson Outdoors Inc. and its subsidiaries (the "Company") design, manufacture and market outdoor recreation products in four businesses: Diving, Watercraft, Outdoor Equipment and Motors. The Company's primary focus is innovation—meeting consumer needs with breakthrough products that stand apart from the competition and advance the Company's strong brand names. Its subsidiaries are organized in a network that promotes entrepreneurialism and leverages best practices and synergies, following the strategic vision set by headquarters. The Company is controlled by Samuel C. Johnson, members of his family and related entities.

The Company was incorporated in Wisconsin in 1987 as successor to various businesses.

Diving

The Company is one of the world's largest manufacturers and distributors of technical underwater diving products, which it sells under the **Scubapro** and **SnorkelPro** names. The Company markets a full line of underwater diving and snorkeling equipment, including regulators, stabilizing jackets, tanks, depth gauges, masks, fins, snorkels, diving electronics and other accessories. The Company is also a leading manufacturer of dive computers and other electronics sold under the **Aladin** and Uwatec brands. **Scubapro, Aladin** and **Uwatec** products are marketed to the high quality, premium priced segment of the market via limited distribution to independent specialty diving shops worldwide. These diving shops generally provide a wide range of services to divers, including instruction and repair service.

The Company focuses on maintaining **Scubapro, Aladin** and **Uwatec** as the market leaders in innovation and new products. The Company maintains research and development functions both in the United States and Europe and holds several patents on products and features. Consumer advertising focuses on building the brand names and the Company's position as the industry's high quality and innovation leader. The Company advertises its equipment in diving magazines and through in-store displays.

The Company also manufactures and markets diving buoyancy compensators primarily for the original equipment market, under the **Soniform** name.

The Company maintains manufacturing and assembly facilities in Switzerland, Mexico, Italy and Indonesia and procures a majority of its rubber and plastic products and components from third-party manufacturers.

Watercraft

The Company manufactures and markets canoes, kayaks, paddles, oars, recreational sailboats, personal flotation devices and small thermoformed recreational boats under the brand names **Old Town, Carlisle Paddles, Ocean Kayak, Pacific Kayak, Canoe Sports, Necky, Escape, Extrasport, Swiftwater, Leisure Life** and **Dimension.**

The Company's **Old Town** Canoe subsidiary produces high quality canoes, kayaks and accessories for family recreation, touring and tripping. The Company uses a patented rotational-molding process for manufacturing polyethylene kayaks and canoes to compete in the high volume, low and mid-priced range of the market. These kayaks and canoes feature stiffer and more durable hulls than higher priced boats. The Company also manufactures canoes from fiberglass, Royalex (ABS) and wood. **Carlisle Paddles,** a manufacturer of canoe and kayak paddles and rafting oars, supplies paddles and oars to the Company's other watercraft businesses and also distributes directly through the accessories channels mentioned below under the **Carlisle** brand.

The Company is a leading manufacturer of sit-on-top kayaks under the **Ocean Kayak** and **Pacific Kayak** brands. In addition, the Company manufactures and markets high quality **Necky** sea touring and whitewater kayaks; **Escape** recreational sailboats; **Extrasport** and **Swiftwater** personal flotation devices; small thermoformed recreational boats, including canoes, pedal boats, deck boats and tenders, under the **Leisure Life** brand; and the **Dimension** brand of kayaks.

In April 2001, the Company completed the acquisition of Fibrekraft Manufacturers Ltd., a manufacturer of paddles and watercraft accessories based in Napier, New Zealand.

The Company's kayaks, canoes and accessories are sold primarily to specialty stores and marine dealers, sporting goods stores and catalog and mail order houses such as L. L. Bean®, in the United States and Europe. **Leisure Life** products are sold through marine dealers and large retail chains under several brand identities.

The Company manufactures its Watercraft products in six locations in the United States, two locations in Canada and in New Zealand. **Ocean Kayak** products are also manufactured and sold under license in Europe.

The North American market for kayaks is exhibiting strong growth, while the canoe market is growing modestly. The Company believes, based on industry and other data, that it is a leading manufacturer of canoes and kayaks in the United States in both unit and dollar sales.

Outdoor Equipment

The Company's Outdoor Equipment products include **Jack Wolfskin** high quality technical outdoor clothing, innovative footwear, camping tents, backpacks, travel gear and accessories; **Eureka!** military, commercial and consumer tents; **Camp Trails** backpacks; and **Silva** field compasses.

Jack Wolfskin, based in Germany, distributes its products primarily through specialized outdoor stores, selected sporting goods dealers and a number of franchised **Jack Wolfskin** stores. **Jack Wolfskin** has a strong position in Germany with additional distribution in the key European markets of Great Britain, Benelux, Switzerland and Austria. The product is also sold in Canada and the United States and, under license, in Japan. **Jack Wolfskin** utilizes the latest in fabric technology to produce products that are both comfortable and protective for outdoor related activities. The products compete in the premium segments.

Eureka! consumer tents and **Camp Trails** backpacks compete primarily in the mid- to high-price range and are sold in the United States and Canada through independent sales representatives, primarily to sporting goods stores, catalog and mail order houses and camping and backpacking specialty stores. Marketing of the Company's tents and backpacks is focused on building the **Eureka!** and **Camp Trails** brand names and establishing the Company as a leader in tent design and innovation. The Company's camping tents and backpacks are produced primarily by third-party manufacturing sources.

Eureka! camping tents have outside self-supporting aluminum frames, allowing quicker and easier set-up, a design approach the Company originated. Most **Eureka!** tents are made from breathable nylon. **Eureka!** camping products are sold under license in Japan and Korea. **Eureka!** commercial tents include party tents, sold primarily to general rental stores, and other commercial tents sold directly to tent erectors. Commercial tents are manufactured by the Company in the United States.

Eureka! designs and manufactures large, heavy-duty tents and lightweight backpacking tents for the military. The Company has three contracts for production of both camping and commercial tents with the U.S. Armed Forces. In 1997, the Company was awarded contracts to produce a lightweight, two-man combat tent for the Marine Corps and a modular, general purpose tent for the Army. The Marine Corps contract was for 60 months and expires in August 2002. The Company has shipped more than 80% of the contract's maximum order quantities. The Army contract was for five years (base year and an option for four additional ordering periods). The first two optional ordering periods were exercised and the Army is currently in optional ordering period three, which expires in December 2001. The Company

believes the final ordering period will be exercised and would expire in December 2002. All material terms and obligations of these contracts have been and continue to be satisfied. In September 2001, the Company was awarded a five-year contract (base year and four optional years) to produce a four-person, extreme cold weather tent for the Marine Corps. The Company has submitted bids on additional contracts and expects decisions on contract awards to be made in 2002.

Camp Trails backpacks consist primarily of internal and external frame backpacks for hiking and mountaineering, but also include soft back bags, day packs and travel packs.

Silva field compasses, which are manufactured by third parties, are marketed exclusively in North America, the area for which the Company owns Silva trademark rights.

Motors

The Company manufactures, under its **Minn Kota** name, battery powered motors used on fishing boats and other boats for quiet trolling power or primary propulsion. The Company's **Minn Kota** motors and related accessories are sold in the United States, Canada, Europe and the Pacific Basin through large retail store chains such as Wal Mart and K-Mart, catalogs such as Bass Pro Shops and Cabelas, sporting goods specialty stores, marine dealers, and original equipment manufacturers (OEM) including Ranger® Boats, Lowe, Stratos/Javilin, Four Winns, Triton Boats, Lund Boats, Smoker Craft, Alumacraft, Skeeter, Express Boats and Tracker. Consumer advertising and promotion include advertising on regional television and in outdoor, general interest and sports magazines. Packaging and point-of-purchase materials are used to increase consumer appeal and sales.

The Company has the leading market share of the U.S. electric fishing motor market. While the overall motors market has been stagnant in recent years, the Company has been able to gain share by emphasizing marketing, product innovation and original equipment manufacturer sales.

The Company's line of **Airguide** marine, weather and automotive instruments is distributed primarily in the United States through large retail store chains and OEMs. **Airguide** products are manufactured by the Company or sourced from third-party manufacturers. In 2001, the Company exited the weather and automotive instrument categories.

Fishing

In March 2000, the Company sold its Fishing business (consisting of the marketing of rods, reels, lures, spoons and fishing line). As a result, the operations and related assets and liabilities of the Fishing business have been restated as discontinued for financial reporting purposes. A significant loss on the sale of the business was recognized, but the tangible net worth of the Company was not adversely impacted. See Note 4 to the Consolidated Financial Statements for financial information.

Financial Information for Business Segments

See Note 13 to the Consolidated Financial Statements for financial information comparing each business segment.

International Operations

See Note 13 to the Consolidated Financial Statements for financial information comparing the Company's domestic and international operations.

Research and Development

The Company commits significant resources to research and new product development. The Company expenses research and development costs as incurred. The amounts expended by the Company in connection with research and development activities for each of the last three fiscal years are set forth in the Consolidated Statements of Operations.

Competition

The Company believes its products compete favorably on the basis of product innovation, product performance and marketing support and, to a lesser extent, price.

Diving: The main competitors in Diving include Oceanic, Aqualung and Suunto, each of which competes on the basis of product innovation, performance, quality and safety.

Watercraft: The Company primarily competes in the paddle sport segment of canoes and kayaks. Main competitors are Watermark and Confluence, who also make a full range of boats. These companies compete on the basis of their design, performance and quality.

Outdoor Equipment: The Company's brands and products compete in the specialty segments of the outdoor equipment market and not in the mass market. Coleman, Jansport and private label brands have a strong position in tents and packs sold in mass outlets, and the Company does not intend to compete head on with these manufacturers. The Company intends to compete with the specialty companies such as North Face and Kelty on the basis of materials and innovative designs for consumers who want performance products priced at a value.

Motors: The main competitor in electric trolling motors is Motor Guide from Brunswick, who manufactures and sells a full range of trolling motors and accessories. Competition in this segment is focused on product benefits and features for fishing.

Employees

At September 28, 2001, the Company had approximately 1,400 employees. The Company considers its employee relations to be excellent. Temporary employees are utilized to manage peaks in the seasonal manufacturing of products.

Backlog

Unfilled orders for future delivery of products of continuing operations totaled approximately $51.6 million at September 28, 2001 and $61.0 million at September 29, 2000. The Company's businesses do not receive significant orders in advance of expected shipment dates for the majority of their products.

Patents, Trademarks and Proprietary Rights

The Company owns no single patent that is material to its business as a whole. However, the Company holds several patents, principally for diving products, rotational-molded canoes and electric motors, and regularly files applications for patents. The Company has numerous trademarks and trade names which it considers important to its business, many of which are discussed on the preceding pages. The Company vigorously defends its intellectual property rights.

Sources and Availability of Materials

The Company's products use materials that are generally in adequate supply.

Seasonality

The Company's business is seasonal. The following table shows, for the past three fiscal years, total net sales and operating profit or loss related to continuing operations of the Company for each quarter, as a percentage of the total year. Strategic charges totaling $1.4 million, $2.4 million and $2.8 million impacted operating results in 2001, 2000 and 1999, respectively.

	Year Ended					
	September 28, 2001		September 29, 2000		October 1, 1999	
Quarter Ended	**Net Sales**	**Operating Profit (Loss)**	Net Sales	Operating Profit	Net Sales	Operating Profit (Loss)
December	**17%**	**(23)%**	16%	1%	16%	(16)%
March	**29**	**42**	28	39	28	43
June	**33**	**83**	33	56	33	70
September	**21**	**(2)**	23	4	23	3
	100%	**100%**	100%	100%	100%	100%

Executive Officers

The following list sets forth certain information, as of December 1, 2001, regarding the executive officers of the Company.

Helen P. Johnson-Leipold, age 44, became Chairman and Chief Executive Officer of the Company in March 1999. From September 1998 until March 1999, Ms. Johnson-Leipold was Vice President, Worldwide Consumer Products-Marketing of S. C. Johnson & Son, Inc. (SCJ). From October 1997 to September 1998, she was Vice President, Personal and Home Care Products of SCJ. From October 1995 until July 1997, Ms. Johnson-Leipold was Executive Vice President - North American Businesses of the Company. From 1992 to September 1995, she was Vice President - Consumer Marketing Services Worldwide of SCJ.

Patrick J. O'Brien, age 43, became President and Chief Operating Officer of the Company in April 1999. From October 1997 until March 1999, Mr. O'Brien was Vice President and General Manager, Home Storage of SCJ. From July 1997 until October 1997, Mr. O'Brien was Vice President - Strategic Business of SCJ; from April 1996 until June 1997, he was Vice President - North American Sales of SCJ; from June 1995 until March 1996, he was Director - North American Sales of SCJ and from January 1993 until May 1995, he was National Sales Manager of SCJ.

Paul A. Lehmann, age 48, became Vice President and Chief Financial Officer of the Company in May 2001. From October 1999 to May 2001, Mr. Lehmann was Vice President, Finance and Strategic Planning of Steelcase North America (SCNA). From June 1997 to October 1999, Mr. Lehmann was Vice President, Operations Finance of SCNA. From November 1995 to June 1997, he was Director of Customer Pricing and Contracts for SCNA.

Mamdouh Ashour, age 63, has been a Group Vice President of the Company since October 1997 and President - Worldwide Diving since August 1996. From 1994 to August 1996, he served as President of Scubapro Europe. He has been employed by the Company since 1973.

There are no family relationships between the above executive officers.

ITEM 2. PROPERTIES

The Company maintains both leased and owned manufacturing, warehousing, distribution and office facilities throughout the world. The Company believes that its facilities are well maintained and have capacity adequate to meet its current needs.

See Note 6 to the Consolidated Financial Statements for a discussion of lease obligations.

The Company's principal manufacturing (identified with an asterisk) and other locations are:

Albany, New Zealand (Watercraft)
Antibes, France (Diving)
Bad Säkingen, Germany (Diving)
Barcelona, Spain (Diving)
Basingstoke, Hampshire, England (Diving)
Batam, Indonesia* (Diving)
Binghamton, New York* (Outdoor Equipment)
Burlington, Ontario, Canada (Motors, Outdoor Equipment)
Chatswood, Australia (Diving)
Chi Wan, Hong Kong (Diving)
El Cajon, California (Diving)
Ferndale, Washington* (Watercraft)
Genoa, Italy* (Diving)
Grand Rapids, Michigan* (Watercraft)
Grayling, Michigan* (Watercraft)
Hallwil, Switzerland* (Diving)
Hamburg, Germany (Diving)
Henggart, Switzerland (Diving)
Idstein, Germany (Outdoor Equipment)
Mankato, Minnesota* (Motors)
Mansonville, Quebec, Canada* (Watercraft)
Miami, Florida* (Watercraft)
Napier, New Zealand (Watercraft)
Nyköping, Sweden (Diving)
Old Town, Maine* (Watercraft)
Tijuana, Mexico* (Motors, Diving)
Tokyo (Kawasaki), Japan (Diving)

The Company's corporate headquarters is located in Mount Pleasant, Wisconsin. The Company's mailing address is Sturtevant, Wisconsin.

ITEM 3. LEGAL PROCEEDINGS

See Note 16 to the Consolidated Financial Statements for a discussion of legal proceedings.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of security holders during the last quarter of the year ended September 28, 2001.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Certain information with respect to this item is included in Notes 5, 9, 10 and 11 to the Consolidated Financial Statements. The Company's Class A common stock is traded on The Nasdaq Stock Market® under the symbol: JOUT. There is no public market for the Company's Class B common stock. However, the Class B common stock is convertible at all times at the option of the holder into shares of Class A common stock on a share for share basis. As of November 1, 2001, the Company had 755 holders of record of its Class A common stock and 58 holders of record of its Class B common stock. The Company has never paid, and has no current intention to pay, a dividend on its common stock.

A summary of the high and low prices for the Company's Class A common stock during each quarter of the years ended September 28, 2001 and September 29, 2000 is as follows:

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000
Stock prices:								
High	**$7.00**	$9.19	**$7.56**	$8.50	**$8.49**	$9.69	**$7.39**	$7.94
Low	**4.75**	6.13	**5.50**	6.13	**5.90**	6.13	**5.98**	5.75
Last	**5.88**	7.10	**6.13**	6.19	**6.74**	7.06	**6.47**	6.94

ITEM 6. SELECTED FINANCIAL DATA

A summary of the Company's operating results and key balance sheet data for each of the years in the five-year period ended September 28, 2001 is presented below. All periods have been restated to reflect the discontinuation of the Company's Fishing business.

					Year Ended
(thousands, except per share data)	**September 28 2001**	September 29 2000	October 1 1999	October 2 1998	October 3 1997
Operating Results[1]					
Net sales	**$345,637**	$354,889	$310,198	$274,005	$242,351
Gross profit	**136,703**	142,813	125,774	110,789	94,147
Operating expenses[2]	**120,985**	118,094	106,261	92,433	80,266
Operating profit	**15,718**	24,719	19,513	18,356	13,881
Interest expense	**9,085**	9,799	9,565	9,631	8,413
Other expense (income), net	**543**	(160)	(71)	(539)	(624)
Income from continuing operations before income taxes	**6,090**	15,080	10,019	9,264	6,092
Income tax expense	**2,480**	6,705	4,158	3,885	2,721
Income from continuing operations before cumulative effect of change in accounting principle	**3,610**	8,375	5,861	5,379	3,371
Income (loss) from discontinued operations	—	(940)	1,161	(167)	(1,315)
Income (loss) on disposal of discontinued operations	—	(24,418)	—	—	—
Effect of change in accounting principle	**1,755**	—	—	—	—
Net income (loss)	**$ 5,365**	$ (16,983)	$ 7,022	$ 5,212	$ 2,056
Basic earnings (loss) per common share:					
Continuing operations	**$ 0.44**	$ 1.03	$ 0.72	$ 0.66	$ 0.42
Discontinued operations	—	(3.12)	0.15	(0.02)	(0.17)
Effect of change in accounting principle	**0.22**	—	—	—	—
Net income (loss)	**$ 0.66**	$ (2.09)	$ 0.87	$ 0.64	$ 0.25
Diluted earnings (loss) per common share:					
Continuing operations	**$ 0.44**	$ 1.03	$ 0.72	$ 0.66	$ 0.42
Discontinued operations	—	(3.12)	0.15	(0.02)	(0.17)
Effect of change in accounting principle	**0.22**	—	—	—	—
Net income (loss)	**$ 0.66**	$ (2.09)	$ 0.87	$ 0.64	$ 0.25
Diluted average common shares outstanding	**8,170**	8,130	8,108	8,114	8,115
Balance Sheet Data					
Current assets[3]	**$133,180**	$144,194	$185,733	$188,224	$184,555
Total assets	**244,913**	257,971	299,025	292,380	272,605
Current liabilities[4]	**36,568**	46,941	45,072	39,448	36,772
Long-term debt, less current maturities	**84,550**	45,857	72,744	81,508	87,926
Total debt	**97,535**	105,319	122,071	124,001	113,676
Shareholders' equity	**105,779**	100,832	127,178	124,386	117,731

[1] The year ended October 3, 1997 includes 53 weeks. All other years include 52 weeks.
[2] Includes strategic charges of $1,448, $2,369, $2,773, $1,388 and $335 in 2001, 2000, 1999, 1998 and 1997, respectively.
[3] Includes net assets of discontinued operations of $56,114, $58,462 and $66,507 in 1999, 1998 and 1997, respectively.
[4] Excluding short-term debt and current maturities of long-term debt.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion includes comments and analysis relating to the Company's results of operations and financial condition for the three years ended September 28, 2001. Unless otherwise noted, the discussion refers to continuing operations. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes thereto.

Results of Operations

Summary consolidated financial results from continuing operations are as follows:

(millions, except per share data)	**2001**	2000	1999
Net sales	**$345.6**	$354.9	$310.2
Gross profit	**136.7**	142.8	125.8
Operating expenses[1]	**121.0**	118.1	106.3
Operating profit	**15.7**	24.7	19.5
Interest expense	**9.1**	9.8	9.6
Income from continuing operations	**3.6**	8.4	5.9
Diluted earnings per common share from continuing operations before change in accounting principle	**0.44**	1.03	0.72

[1]Includes strategic charges of $1.4 million, $2.4 million and $2.8 million in 2001, 2000 and 1999, respectively.

2001 vs 2000

Net Sales

Net sales totaled $345.6 million in 2001 compared to $354.9 million in 2000, a decrease of 3%. Sales as measured in U.S. dollars were impacted by the effects of foreign currencies relative to the U.S. dollar in comparison to 2000. Excluding the effects of foreign currency movements, sales were nearly flat when compared with 2000. The flat trend in sales was a result of a soft economy both in the United States (U.S.) and abroad. Sales were impacted by customer bankruptcies in both the Motors and Diving businesses. The Company believes these bankruptcies impacted sales in 2001 by approximately $4.8 million. As a result of the soft economy, we saw marginal growth or even contraction in the markets of our businesses. However, market data indicated that the Company gained market share in nearly all of our businesses.

The Outdoor Equipment business was strong, increasing sales 10% over 2000, primarily related to strong performances by Jack Wolfskin and military tents. Diving sales were down 3% from 2000, primarily related to the negative impact of foreign currency movements from 2000. Excluding the effects of foreign currency movements, Diving sales increased 3% from 2000. The Watercraft and Motors businesses were impacted the most by the soft economy, with sales declines of 5% and 16%, respectively. The Motors business gained market share in a contracting market and lost approximately $4.0 million in sales related to the bankruptcy of a large OEM customer. However, the Company feels a majority of these sales will return in 2002, as the OEM customer was sold out of bankruptcy and has begun placing orders. The Watercraft business saw a significant decline in market growth after three plus years of double digit growth in that category.

Operating Results

The Company recognized an operating profit of $15.7 million in 2001 compared to an operating profit of $24.7 million in 2000. Gross profit margins decreased from 40.2% in 2000 to 39.6% in 2001, as improvements in the Diving and Outdoor Equipment businesses were more than offset by declines in the Watercraft and Motors businesses. Shortfalls in sales volume for 2001 negatively impacted gross profits by $3.4 million due to unfavorable manufacturing labor and overhead variances, primarily in the Watercraft business, and to a lesser extent, the Motors business.

Operating expenses, excluding strategic charges, totaled $119.5 million, or 34.6% of sales, in 2001 compared to $115.7, or 32.6% of sales in 2000. Amortization of acquisition costs were $5.3 million in 2001, which included a $2.5 million write-down for impaired goodwill related to the Airguide brand in the Motors business, compared to $3.0 million in 2000. Bad debt expense related to the previously mentioned customer bankruptcies added approximately $0.9 million to operating expenses in 2001.

The Outdoor Equipment business increased operating profit by $3.8 million, or 47%, to $12.0 million in 2001 compared to $8.2 million in 2000. Strong results by Jack Wolfskin and military tents more than offset softness in the consumer and commercial tent businesses. The Diving business was also strong, increasing operating profits by 7% to $11.6 million in 2001, despite a sales decline, by improving product mix towards higher margin products along with a decline in operating expenses. Excluding the $2.5 million write-down for impaired goodwill, the Motors business had operating profits of $2.8 million in 2001 compared to $3.9 million in 2000. A decline in operating expense, excluding strategic charges, of $1.0 million versus the prior year, helped mitigate the decline in operating profit.

The Watercraft business was impacted by several issues, resulting in a decline in operating profits in 2001 to $1.3 million from operating profits of $10.3 million in 2000. The business experienced the trailing affects of significant growth, over-capacity and the impacts of too much complexity in this segment of our business. In addition to the gross profit issues described above, operating expenses grew by $3.1 million, or 11% from 2000 levels due to investment in infrastructure to support the previous significant growth of the business and additional costs supporting the complex structure of the business. The Company believes the issues related to Watercraft can and are being fixed, as evidenced by the closure and relocation of two manufacturing facilities in 2001. The Company is in the process of streamlining U.S. East coast distribution from five warehouses down to one and has hired both a new general manager and operations manager at our Old Town Canoe business, to drive improved results from this important operation in the Watercraft business. The Company will continue to investigate synergistic opportunities in this business over the next year.

The Company recognized strategic charges totaling $1.4 million in 2001 for severance, moving and other costs related to the closure and relocation of two manufacturing facilities in the Watercraft business. The Company believes that these actions will save approximately $1.5 million in operating expenses on an annual basis after completion. The Company anticipates incurring additional strategic charges related to these actions of approximately $0.7 million in 2002. In 2000, the Company incurred strategic charges of $2.4 million from severance, moving and other costs related to the closure and relocation of a manufacturing facility in the Motors business and for severance, relocation and recruitment costs in the North American Outdoor Equipment business.

Other Income and Expenses

Interest expense decreased $0.7 million in 2001, reflecting a decline in interest rates from prior year levels and a reduction in working capital needs versus 2000 levels. Foreign currency translation losses related to the mark to market of foreign currency denominated debt and foreign currency forward contracts resulted in an increase of $0.7 million in translation losses over the prior year levels.

Results From Continuing Operations

The Company recognized income from continuing operations before cumulative effect of change in accounting principle of $3.6 million in 2001 or $0.44 per diluted share, compared to $8.4 million in 2000 or $1.03 per diluted share. The Company recorded income tax expense of $2.5 million in 2001, an effective tax rate of 40.7%. This decreased rate (from 44.5% in 2000) is mainly the result of changes in mix of earnings from jurisdictions with higher tax rates to those with lower tax rates.

Discontinued Operations

In March 2000, the Company sold its Fishing business. The Company recorded a loss on disposal of a discontinued business, net of tax, of $24.4 million in 2000, taking into account operating results of the business from the measurement date to the date of disposal. In addition, the Company recorded an after tax loss from operations up to the measurement date of $0.9 million in 2000.

Change in Accounting Principle

Effective September 30, 2000, the Company adopted SFAS 133, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in earnings when the hedged item affects earnings.

The adoption of SFAS 133 resulted in an effect of change in accounting principle after tax gain of $1.8 million in 2001.

Net Income (Loss)

The Company recognized net income of $5.4 million in 2001, or $0.66 per diluted share, compared to a net loss of $17.0 million in 2000, or $2.09 per diluted share.

2000 vs 1999

Net Sales

Net sales totaled $354.9 million in 2000 compared to $310.2 million in 1999, an increase of 14%. Sales as measured in U.S. dollars were impacted by the effect of foreign currencies relative to the U.S. dollar in comparison to 1999. Excluding the effects of foreign currency movements, sales increased 17% from 1999. The increase was partially driven by the introduction of innovative new products in the Watercraft and Motors businesses, as well as growth in sales of existing products in Watercraft, Motors and Outdoor Equipment.

Operating Results
The Company recognized an operating profit of $24.7 million in 2000 compared to an operating profit of $19.5 million in 1999. Gross profit margins decreased from 40.5% in 1999 to 40.2% in 2000, as significant improvements in the Diving and Outdoor Equipment businesses, as well as improvement in the Motors business (due to emphasis on higher margin products, increases in volume and improved production efficiencies) were offset by a decline in Watercraft (due to production issues related to a 26.4% growth in Watercraft revenues).

Operating expenses, excluding strategic charges, totaled $115.7 million, or 32.6% of sales, in 2000 compared to $103.5 million, or 33.3% of sales, in 1999. The 12% growth in operating expenses in 2000 was less than the growth rate of sales, which contributed to the improved operating results. Nearly all items in operating expenses declined as a percentage of sales from 1999.

The Company recognized strategic charges totaling $2.4 million in 2000 and $2.8 million in 1999. These charges resulted from severance, moving and other costs related primarily to the closure and relocation of a manufacturing facility in the Motors business and for severance, relocation and recruitment costs in the North American Outdoor Equipment business.

Other Income and Expenses
Interest expense increased $0.2 million in 2000, reflecting higher working capital levels primarily from accounts receivable and inventory, as well as higher interest rates.

Results from Continuing Operations
The Company recognized income from continuing operations of $8.4 million in 2000, or $1.03 per diluted share, compared to $5.9 million, or $0.72 per diluted share, in 1999. The Company recorded income tax expense of $6.7 million in 2000, an effective rate of 44.5%. The increased rate from 41.5% in 1999 is due to an increase in state income tax and change in expected recoverability of state net operating losses.

Discontinued Operations
In March 2000, the Company sold its Fishing business. As a result, operations and related assets and liabilities of the Fishing group have been classified as discontinued for all periods presented herein. The sale price totaled $47.3 million, including $14.1 million of accounts receivable retained by the Company and $2.4 million of debt assumed by the buyer. The Company recorded a loss of $24.4 million, net of tax, related to the sale of the business, taking into account operating results from the measurement date to the date of disposal. In addition, the Company recorded an after tax loss from operations up to the measurement date of $0.9 million in 2000 and an after tax gain of $1.2 million in 1999.

Net Income
The Company recognized a net loss of $17.0 million, or $2.09 per diluted share in 2000, compared to net income of $7.0 million, or $0.87 per diluted share in 1999.

Financial Condition
The following discusses changes in the Company's liquidity and capital resources.

Operations
The following table sets forth the Company's working capital position related to continuing operations at the end of each of the past three years:

(millions)	**2001**	2000	1999
Current assets[1]	**$133.2**	$144.2	$129.6
Current liabilities[2]	**36.6**	46.9	45.1
Working capital	**$ 96.6**	$ 97.3	$ 84.5
Current ratio	**3.6:1**	3.1:1	2.9:1

[1] Excludes net assets of discontinued operations.
[2] Excludes short-term debt and current maturities of long-term debt.

Cash flows provided by operations totaled $15.5 million in 2001, $9.8 million in 2000 and $24.8 million in 1999. The Company's profitability and decreases in accounts receivable of $6.8 million, contributed to the positive cash flows in 2001. Decreases in accounts payable and other accrued liabilities of $11.4 million reduced the overall positive cash flows provided by operations in 2001. Profitability and increases in accounts payable and other accrued liabilities of $3.9 million, contributed to the positive cash flows in 2000 and 1999. Growth in accounts receivable and inventories of $10.7 million and $8.4 million, respectively, reduced the overall positive cash flows provided by operations in 2000. Accounts receivable growth of $3.5 million reduced the overall positive cash flows provided by operations in 1999.

Depreciation and amortization charges were $13.5 million in 2001, $12.5 million in 2000 and $12.6 million in 1999. Amortization of intangible assets from the Company's acquisitions and increased depreciation from capital spending accounted for the increase from 2000 to 2001. The Company recorded a charge for impairment of goodwill of $2.5 million in 2001.

Investing Activities

Cash flows provided by (used for) investing activities were ($9.6) million, $20.0 million and ($26.1) million in 2001, 2000 and 1999, respectively. Expenditures for property, plant and equipment were ($9.8) million in 2001, ($14.1) million in 2000 and ($13.0) million in 1999. The Company's recurring investments are primarily related to tooling for new products, facilities and information systems improvements. In 2002, capital expenditures are anticipated not to exceed 2001 levels. These expenditures are expected to be funded by working capital or existing credit facilities.

The Company received $33.1 million in proceeds from the sale of their Fishing business in 2000, which contributed to the cash flows provided by investing activities for that year. These proceeds were used to reduce both short-term and long-term debt. The Company paid, net of cash acquired, $0.6 million for two small businesses acquired in 2001, $0.9 million for one business acquired in 2000 and $13.6 million for three businesses acquired in 1999. In November 2001, subsequent to the end of the 2001 fiscal year, the Company completed the sale and leaseback of their headquarters facility in Sturtevant, Wisconsin. Approximately $5.0 million of additional cash flow was provided by this transaction.

Financing Activities

The following table sets forth the Company's debt and capital structure at the end of the past three years:

(millions)	**2001**	2000	1999
Current debt	**$ 13.0**	$ 59.5	$ 49.4
Short-term debt to be refinanced	**50.0**	—	—
Long-term debt	**34.5**	45.8	72.7
Total debt	**97.5**	105.3	122.1
Shareholders' equity	**105.8**	100.8	127.2
Total capitalization	**$203.3**	$206.1	$249.3
Total debt to total capitalization	**48.0%**	51.1%	49.0%

Cash flows used for financing activities totaled $7.9 million in 2001, $12.5 million in 2000 and $0.8 million in 1999. Payments on long-term debt were $6.8 million, $22.0 million and $7.7 million, in 2001, 2000 and 1999, respectively. Included in 2000 was $15.1 million in payments from the proceeds of the sales of the Fishing business.

In December 2001, subsequent to the end of the 2001 fiscal year, the Company consummated a private placement of long-term debt totaling $50.0 million. As a result of this financing, short-term debt to be repaid totaling $50.0 million at September 28, 2001 was classified as long-term. At September 28, 2001, the Company had available unused credit facilities in excess of $33.8 million, which is believed to be adequate for its needs.

Market Risk Management

The Company is exposed to market risk stemming from changes in foreign exchange rates, interest rates and, to a lesser extent, commodity prices. Changes in these factors could cause fluctuations in earnings and cash flows. In the normal course of business, exposure to certain of these market risks is managed by entering into hedging transactions authorized under Company policies that place controls on these activities. Hedging transactions involve the use of a variety of derivative financial instruments. Derivatives are used only where there is an underlying exposure: not for trading or speculative purposes.

Foreign Operations

The Company has significant foreign operations, for which the functional currencies are denominated primarily in Swiss and French francs, German marks, Italian lire, Japanese yen and Canadian dollars. As the values of the currencies of the foreign countries in which the Company has operations increase or decrease relative to the U.S. dollar, the sales, expenses, profits, assets and liabilities of the Company's foreign operations, as reported in the Company's Consolidated Financial Statements, increase or decrease, accordingly. The Company mitigates a portion of the fluctuations in certain foreign currencies through the purchase of foreign currency swaps, forward contracts and options to hedge known commitments, primarily for purchases of inventory and other assets denominated in foreign currencies.

Interest Rates

The Company's debt structure and interest rate risk are managed through the use of fixed and floating rate debt. The Company's primary exposure is to United States interest rates. The Company also periodically enters into interest rate swaps, caps or collars to hedge its exposure and lower financing costs.

Commodities
Certain components used in the Company's products are exposed to commodity price changes. The Company manages this risk through instruments such as purchase orders and non-cancelable supply contracts. Primary commodity price exposures are metals and packaging materials.

Sensitivity to Changes in Value
The estimates that follow are intended to measure the maximum potential fair value or earnings the Company could lose in one year from adverse changes in foreign exchange rates or market interest rates under normal market conditions. The calculations are not intended to represent actual losses in fair value or earnings that the Company expects to incur. The estimates do not consider favorable changes in market rates. Further, since the hedging instrument (the derivative) inversely correlates with the underlying exposure, any loss or gain in the fair value of derivatives would be generally offset by an increase or decrease in the fair value of the underlying exposures. The positions included in the calculations are foreign exchange forwards, currency swaps and fixed rate debt. Certain instruments are included in both categories of risk exposure calculated below. The calculations do not include the underlying foreign exchange positions that are hedged by these market risk sensitive instruments. The table below presents the estimated maximum potential one year loss in fair value and earnings before income taxes from a 10% movement in foreign currencies and a 100 basis point movement in interest rate market risk sensitive instruments outstanding at September 28, 2001:

	Estimated Impact on	
(millions)	Fair Value	Earnings Before Income Taxes
Foreign exchange rate instruments	$0.7	$0.7
Interest rate instruments	1.1	0.3

Other Factors
The Company has not been significantly impacted by inflationary pressures over the last several years. The Company anticipates that changing costs of basic raw materials may impact future operating costs and, accordingly, the prices of its products. The Company is involved in continuing programs to mitigate the impact of cost increases through changes in product design and identification of sourcing and manufacturing efficiencies. Price increases and, in certain situations, price decreases are implemented for individual products, when appropriate.

Pending Accounting Changes
In June 2001, the FASB issued SFAS No. 142 *Goodwill and Other Intangibles* (SFAS 142). SFAS 142 addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. Upon adoption of SFAS 142, goodwill will no longer be subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Other intangible assets will be required to be separately recognized if the benefit of the intangible asset can be sold, transferred, licensed, rented, or exchanged. Amortization of these intangibles over their useful lives is required. The Company has elected to adopt SFAS 142 as of the beginning of fiscal 2002. The Company is currently assessing the impact of adopting SFAS 142 and believes, excluding impairments, net income for fiscal year 2002 will be increased, since goodwill is no longer subject to amortization, by approximately $2.5 million.

In August 2001, the FASB issued SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets* (SFAS 144). SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale and provides additional implementation guidance for assets to be held and used and assets to be disposed of other than by sale. There will be no financial implication related to the adoption of SFAS 144, and the guidance will be applied on a prospective basis. The Company is required to adopt SFAS 144 in the first quarter of fiscal 2003.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Information with respect to this item is included in Management's Discussion and Analysis of Financial Condition and Results of Operations under the heading "Market Risk Management."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
Information with respect to this item is included on pages F-1 to F-19.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information with respect to this item, except for certain information on executive officers (which appears at the end of Part I of this report) is included in the Company's Proxy Statement for its February 19, 2002 Annual Meeting of Shareholders, which is incorporated herein by reference, under the headings "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance," *provided, however*, that the subsection entitled "Election of Directors – Audit Committee Report" shall not be deemed to be incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information with respect to this item is included in the Company's Proxy Statement for its February 19, 2002 Annual Meeting of Shareholders, which is incorporated herein by reference, under the headings "Election of Directors - Compensation of Directors" and "Executive Compensation;" provided, however, that the subsection entitled "Executive Compensation - Compensation Committee Report on Executive Compensation" shall not be deemed to be incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information with respect to this item is included in the Company's Proxy Statement for its February 19, 2002 Annual Meeting of Shareholders, which is incorporated herein by reference, under the heading "Stock Ownership of Management and Others."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information with respect to this item is included in the Company's Proxy Statement for its February 19, 2002 Annual Meeting of Shareholders, which is incorporated herein by reference, under the heading "Certain Transactions."

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

8-K The following documents are filed as a part of this Form 10-K:

Financial Statements

Included in Item 8 of Part II of this Form 10-K are the following

Reports of Independent Public Accountants

Consolidated Balance Sheets - September 28, 2001 and September 29, 2000

Consolidated Statements of Operations -
Years ended September 28, 2001, September 29, 2000 and October 1, 1999

Consolidated Statements of Shareholders' Equity -
Years ended September 28, 2001, September 29, 2000 and October 1, 1999

Consolidated Statements of Cash Flows -
Years ended September 28, 2001, September 29, 2000 and October 1, 1999

Notes to Consolidated Financial Statements

Financial Statement Schedules

All schedules are omitted because they are not applicable, are not required or equivalent information has been included in the Consolidated Financial Statements or notes thereto.

Exhibits

See Exhibit Index.

Reports on Form 8-K

No reports on Form 8-K were filed during the three months ended September 28, 2001.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Mount Pleasant and State of Wisconsin, on the 13th day of December 2001.

JOHNSON OUTDOORS INC.

(Registrant)

By /s/ Helen P. Johnson-Leipold

Helen P. Johnson-Leipold
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities indicated on the 13th day of December 2001.

/s/ Helen P. Johnson-Leipold (Helen P. Johnson-Leipold)	Chairman and Chief Executive Officer and Director (Principal Executive Officer)
/s/ Thomas F. Pyle, Jr. (Thomas F. Pyle, Jr.)	Vice Chairman of the Board and Director
/s/ Samuel C. Johnson (Samuel C. Johnson)	Director
/s/ Gregory E. Lawton (Gregory E. Lawton)	Director
/s/ Glenn N. Rupp (Glenn N. Rupp)	Director
/s/ Terry E. London (Terry E. London)	Director
(John M. Fahey, Jr.)	Director
/s/ Paul A. Lehmann (Paul A. Lehmann)	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit	Title	Page No.
3.1	Articles of Incorporation of the Company as amended through February 17, 2000. (Filed as Exhibit 3.1(a) to the Company's Form 10-Q for the quarter ended March 31, 2000 and incorporated herein by reference.)	*
3.2	Bylaws of the Company as amended through March 22, 2000. (Filed as Exhibit 3.2(a) to the Company's Form 10-Q for the quarter ended March 31, 2000 and incorporated herein by reference.)	*
4.1	Note Agreement dated October 1, 1995. (Filed as Exhibit 4.1 to Company's Form 10-Q for the quarter ended December 29, 1995 and incorporated herein by reference.)	*
4.2	First Amendment dated October 31, 1996 to Note Agreement dated October 1, 1995. (Filed as Exhibit 4.3 to the Company's Form 10-Q for the quarter ended December 27, 1996 and incorporated herein by reference.)	*
4.3	Second Amendment dated September 30, 1997 to Note Agreement dated October 1, 1995. (Filed as Exhibit 4.8 to the Company's Form 10-K for the year ended October 3, 1997 and incorporated herein by reference.)	*
4.4	Third Amendment dated October 3, 1997 to Note Agreement dated October 1, 1995. (Filed as Exhibit 4.9 to the Company's Form 10-K for the year ended October 3, 1997 and incorporated herein by reference.)	*
4.5	Fourth Amendment dated January 10, 2000 to Note Agreement dated October 1, 1995. (Filed as Exhibit 4.9 to the Company's Form 10-Q for the quarter ended March 31, 2000 and incorporated herein by reference.)	*
4.6	Fifth Amendment dated December 13, 2001 to Note Agreement dated October 1, 1995.	*
4.7	Note Agreement dated as of September 15, 1997. (Filed as Exhibit 4.15 to the Company's Form 10-K for the year ended October 3, 1997 and incorporated herein by reference.)	*
4.8	First Amendment dated January 10, 2000 to Note Agreement dated September 15, 1997. (Filed as Exhibit 4.10 to the Company's Form 10-Q for the quarter ended March 31, 2000 and incorporated herein by reference.)	*
4.9	Second Amendment dated December 13, 2001 to Note Agreement dated September 15, 1997.	**
4.10	3-Year Revolving Credit Agreement dated as of August 31, 2001.	**
4.11	Amendment No. 1 to 3-Year Revolving Credit Agreement dated as of December 18, 2001.	**
4.12	Note Agreement dated as of December 13, 2001.	**
9	Johnson Outdoors Inc. Class B common stock Voting Trust Agreement, dated December 30, 1993 (Filed as Exhibit 9 to the Company's Form 10-Q for the quarter ended December 31, 1993 and incorporated herein by reference.)	*
10.1	Stock Purchase Agreement, dated as of January 12, 2000, by and between Johnson Outdoors Inc. and Berkley Inc. (Filed as Exhibit 2.1 to the Company's Form 8-K dated March 31, 2000 and incorporated herein by reference.)	*
10.2	Amendment to Stock Purchase Agreement, dated as of February 28, 2000, by and between Johnson Outdoors Inc. and Berkley Inc. (Filed as Exhibit 2.2 to the Company's Form 8-K dated March 31, 2000 and incorporated herein by reference.)	*
10.3	Johnson Outdoors Inc. Amended and Restated 1986 Stock Option Plan. (Filed as Exhibit 10 to the Company's Form 10-Q for the quarter ended July 2, 1993 and incorporated herein by reference.)	*

Exhibit	Title	Page No.
10.4	Registration Rights Agreement regarding Johnson Outdoors Inc. common stock issued to the Johnson family prior to the acquisition of Johnson Diversified, Inc. (Filed as Exhibit 10.6 to the Company's Form S-1 Registration Statement No. 33-16998 and incorporated herein by reference.)	*
10.5	Registration Rights Agreement regarding Johnson Outdoors Inc. Class A common stock held by Mr. Samuel C. Johnson. (Filed as Exhibit 28 to the Company's Form 10-Q for the quarter ended March 29, 1991 and incorporated herein by reference.)	*
10.6+	Form of Restricted Stock Agreement. (Filed as Exhibit 10.8 to the Company's Form S-1 Registration Statement No. 33-23299 and incorporated herein by reference.)	*
10.7+	Form of Supplemental Retirement Agreement of Johnson Diversified, Inc. (Filed as Exhibit 10.9 to the Company's Form S-1 Registration Statement No. 33-16998 and incorporated herein by reference.)	*
10.8+	Johnson Outdoors Retirement and Savings Plan. (Filed as Exhibit 10.9 to the Company's Form 10-K for the year ended September 29, 1989 and incorporated herein by reference.)	*
10.9+	Form of Agreement of Indemnity and Exoneration with Directors and Officers. (Filed as Exhibit 10.11 to the Company's Form S-1 Registration Statement No. 33-16998 and incorporated herein by reference.)	*
10.10	Consulting and administrative agreements with S. C. Johnson & Son, Inc. (Filed as Exhibit 10.12 to the Company's Form S-1 Registration Statement No. 33-16998 and incorporated herein by reference.)	*
10.11+	Johnson Outdoors Inc. 1994 Long-Term Stock Incentive Plan. (Filed as Exhibit 4 to the Company's Form S-8 Registration Statement No. 333-88091 and incorporated herein by reference.)	*
10.12+	Johnson Outdoors Inc. 1994 Non-Employee Director Stock Ownership Plan. (Filed as Exhibit 4 to the Company's Form S-8 Registration Statement No. 333-88089 and incorporated herein by reference.)	*
10.13+	Johnson Outdoors Economic Value Added Bonus Plan (Filed as Exhibit 10.15 to the Company's Form 10-K for the year ended October 3, 1997 and incorporated herein by reference.)	*
10.14+	Johnson Outdoors Inc. 2000 Long-Term Stock Incentive Plan. (Filed as Exhibit 10.16 to the Company's Form 10-Q for the quarter ended March 31, 2000 and incorporated herein by reference.)	*
11.	Statement regarding computation of per share earnings. (Note 15 to the Consolidated Financial Statements of the Company's 2001 Form 10-K is incorporated herein by reference.)	*
21.	Subsidiaries of the Company as of September 28, 2001.	**
23.1	Consent of Arthur Andersen LLP.	**
23.2	Consent of KPMG LLP	**
99.	Definitive Proxy Statement for the 2002 Annual Meeting of Shareholders. Except to the extent specifically incorporated herein by reference, the Proxy Statement for the 2002 Annual Meeting of Shareholders shall not be deemed to be filed with the Securities and Exchange Commission as part of this Form 10-K. The Proxy Statement for the 2002 Annual Meeting of Shareholders will be filed with the Securities and Exchange Commission under regulation 14A within 120 days after the end of the Company's fiscal year.	*

* Incorporated herein by reference.
** Exhibits not included in this annual report.
+ A management contract or compensatory plan or arrangement.

CONSOLIDATED FINANCIAL STATEMENTS

Table of Contents

REPORT OF MANAGEMENT

The management of Johnson Outdoors Inc. is responsible for the preparation and integrity of all financial statements and other information contained in this Form 10-K. We rely on a system of internal financial controls to meet the responsibility of providing accurate financial statements. The system provides reasonable assurances that assets are safeguarded, that transactions are executed in accordance with management's authorization and that the financial statements are prepared on a worldwide basis in accordance with accounting principles generally accepted in the United States of America.

The financial statements for each of the years covered in this Form 10-K have been audited by independent public accountants, who have provided an independent assessment as to the fairness of the financial statements, after obtaining an understanding of the Company's systems and procedures and performing such other tests as deemed necessary.

The Audit Committee of the Board of Directors, which is composed solely of directors who are not officers of the Company, meets with management and the independent public accountants to review the results of their work and to satisfy itself that their respective responsibilities are being properly discharged. The independent public accountants have full and free access to the Audit Committee and have regular discussions with the Committee regarding appropriate auditing and financial reporting matters.

Helen P. Johnson-Leipold
Chairman and Chief Executive Officer

Paul A. Lehmann
Vice President and Chief Financial Officer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Shareholders and Board of Directors
Johnson Outdoors Inc.:

We have audited the consolidated balance sheet of Johnson Outdoors Inc. and subsidiaries as of September 28, 2001 and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Johnson Outdoors Inc. and subsidiaries as of September 28, 2001 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As explained in Note 1 to the consolidated financial statements, effective September 30, 2000, the Company changed its method of accounting for derivative instruments.

Arthur Andersen LLP

Arthur Andersen LLP
Milwaukee, Wisconsin

November 8, 2001, except for Notes 5 and 17,
as to which the date is December 21, 2001.

INDEPENDENT AUDITORS' REPORT

Shareholders and Board of Directors
Johnson Outdoors Inc.:

We have audited the consolidated balance sheet of Johnson Outdoors Inc. and subsidiaries as of September 29, 2000 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the two-year period ended September 29, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Johnson Outdoors Inc. and subsidiaries as of September 29, 2000 and the results of their operations and their cash flows for each of the years in the two-year period ended September 29, 2000, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

KPMG LLP
Milwaukee, Wisconsin
November 6, 2000

CONSOLIDATED BALANCE SHEETS

(thousands, except share data)	September 28 2001	September 29 2000
Assets		
Current assets:		
Cash and temporary cash investments	**$ 16,069**	$ 17,363
Accounts receivable, less allowance for doubtful accounts of $3,739 and $3,895, respectively	**45,585**	54,825
Inventories	**61,700**	62,708
Deferred income taxes	**5,269**	4,613
Other current assets	**4,557**	4,685
Total current assets	**133,180**	144,194
Property, plant and equipment, net	**35,879**	37,369
Deferred income taxes	**19,577**	17,311
Intangible assets, net	**55,288**	57,866
Other assets	**989**	1,231
Total assets	**$ 244,913**	$ 257,971
Liabilities And Shareholders' Equity		
Current liabilities:		
Short-term debt and current maturities of long-term debt	**$ 12,985**	$ 59,462
Accounts payable	**12,157**	12,928
Accrued liabilities:		
Salaries and wages	**5,968**	7,421
Income taxes	**1,206**	140
Other	**17,237**	26,452
Total current liabilities	**49,553**	106,403
Long-term debt, less current maturities	**84,550**	45,857
Other liabilities	**5,031**	4,879
Total liabilities	**139,134**	157,139
Shareholders' equity:		
Preferred stock: none issued	**—**	—
Common stock:		
Class A shares issued: September 28, 2001, 6,946,012; September 29, 2000, 6,924,630	**347**	346
Class B shares issued (convertible into Class A shares): September 28, 2001, 1,222,729; September 29, 2000, 1,222,729	**61**	61
Capital in excess of par value	**44,411**	44,291
Retained earnings	**80,162**	74,797
Contingent compensation	**(44)**	(77)
Accumulated other comprehensive income - cumulative translation adjustment	**(19,158)**	(18,586)
Total shareholders' equity	**105,779**	100,832
Total liabilities and shareholders' equity	**$ 244,913**	$ 257,971

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

			Year Ended
(thousands, except per share data)	**September 28 2001**	September 29 2000	October 1 1999
Net sales	**$ 345,637**	$354,889	$310,198
Cost of sales	**208,934**	212,076	184,424
Gross profit	**136,703**	142,813	125,774
Operating expenses:			
Marketing and selling	**76,114**	73,685	64,930
Administrative management, finance and information systems	**29,138**	28,442	26,372
Research and development	**7,565**	7,854	6,878
Amortization of acquisition costs	**5,288**	2,951	2,912
Profit sharing	**1,432**	2,793	2,396
Strategic charges	**1,448**	2,369	2,773
Total operating expenses	**120,985**	118,094	106,261
Operating profit	**15,718**	24,719	19,513
Interest income	**(548)**	(421)	(294)
Interest expense	**9,085**	9,799	9,565
Other expense, net	**1,091**	261	223
Income from continuing operations before income taxes and before cumulative effect of change in accounting principle	**6,090**	15,080	10,019
Income tax expense	**2,480**	6,705	4,158
Income from continuing operations before cumulative effect of change in accounting principle	**3,610**	8,375	5,861
Income (loss) from discontinued operations, net of income tax expense (benefit) of $(563) and $771 for 2000 and 1999, respectively	**—**	(940)	1,161
Loss on disposal of discontinued operations, net of income tax benefit of $1,840	**—**	(24,418)	—
Effect of change in accounting principle, net of income tax expense of $845	**1,755**	—	—
Net income (loss)	**$ 5,365**	$ (16,983)	$ 7,022
Basic earnings (loss) per common share:			
Continuing operations	**$ 0.44**	$ 1.03	$ 0.72
Discontinued operations	**—**	(3.12)	0.15
Net effect of change in accounting principle	**0.22**	—	—
Net income (loss)	**$ 0.66**	$ (2.09)	$ 0.87
Diluted earnings (loss) per common share:			
Continuing operations	**$ 0.44**	$ 1.03	$ 0.72
Discontinued operations	**—**	(3.12)	0.15
Net effect of change in accounting principle	**0.22**	—	—
Net income (loss)	**$ 0.66**	$ (2.09)	$ 0.87

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands)	Common Stock	Capital in Excess of Par Value	Retained Earnings	Contingent Compensation	Accumulated Other Comprehensive Loss-Cumulative Translation Adjustment	Treasury Stock	Comprehensive Income (Loss)
Balance at October 2, 1998	$406	$44,205	$85,068	$ (27)	$ (4,651)	$(615)	
Net income	—	—	7,022	—	—	—	$ 7,022
Issuance of restricted stock	—	—	(137)	(182)	—	319	—
Issuance of stock under employee stock purchase plan	—	—	(121)	—	—	214	—
Amortization of contingent compensation	—	—	—	75	—	—	—
Translation adjustment	—	—	—	—	(4,398)	—	(4,398)
Balance at October 1, 1999	406	44,205	91,832	(134)	(9,049)	(82)	$ 2,624
Net loss	—	—	(16,983)	—	—	—	$ (16,983)
Issuance of restricted stock	—	19	—	(19)	—	—	—
Issuance of stock under employee stock purchase plan	1	67	(52)	—	—	82	—
Amortization of contingent compensation	—	—	—	76	—	—	—
Translation adjustment	—	—	—	—	(10,346)	—	(10,346)
Translation adjustment reclassified to net loss on sale of Fishing business	—	—	—	—	809	—	—
Balance at September 29, 2000	407	44,291	74,797	(77)	(18,586)	—	$ (27,329)
Net income	—	—	**5,365**	—	—	—	**$ 5,365**
Issuance of restricted stock	—	**50**	—	**(50)**	—	—	—
Issuance of stock under employee stock purchase plan	**1**	**70**	—	—	—	—	—
Amortization of contingent compensation	—	—	—	**83**	—	—	—
Translation adjustment	—	—	—	—	**2,402**	—	**2,402**
Translation adjustment reclassified to cumulative effect of change in accounting principle	—	—	—	—	**(2,974)**	—	—
BALANCE AT SEPTEMBER 28, 2001	**$408**	**$44,411**	**$80,162**	**$(44)**	**$(19,158)**	**$ —**	**$ 7,767**

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands)	September 28 2001	September 29 2000	Year Ended October 1 1999
Cash Provided By Operations			
Net income (loss)	**$ 5,365**	$(16,983)	$ 7,022
Less income (loss) from discontinued operations	**—**	(25,358)	1,161
Less income from cumulative effect of change in accounting principle	**1,755**	—	—
Income from continuing operations	**3,610**	8,375	5,861
Adjustments to reconcile income from continuing operations to net cash provided by operating activities of continuing operations:			
Depreciation and amortization	**13,516**	12,523	12,597
Provision for doubtful accounts receivable	**2,460**	1,812	2,162
Provision for inventory reserves	**1,529**	853	801
Deferred income taxes	**(2,922)**	(374)	(48)
Impairment of goodwill	**2,526**	—	—
Change in assets and liabilities, net of effect of businesses acquired or sold:			
Accounts receivable	**6,780**	(10,728)	(3,466)
Inventories	**124**	(8,358)	1,012
Accounts payable and accrued liabilities	**(11,391)**	3,910	5,975
Other, net	**(760)**	1,738	(106)
	15,472	9,751	24,788
Cash Provided By (Used For) Investing Activities			
Proceeds from sale of business, net of cash	**—**	33,126	—
Payments for purchase of businesses, net of cash acquired	**(573)**	(864)	(13,584)
Net additions to property, plant and equipment	**(9,765)**	(14,075)	(13,035)
Sales of property, plant and equipment	**730**	1,838	501
	(9,608)	20,025	(26,118)
Cash Used For Financing Activities			
Principal payments on senior notes and other long-term debt	**(6,784)**	(21,969)	(7,705)
Net change in short-term debt	**(1,143)**	9,351	6,764
Common stock transactions	**71**	97	94
	(7,856)	(12,521)	(847)
Effect of foreign currency fluctuations on cash	**698**	(1,790)	(541)
Net cash provided by (used for) discontinued operations	**—**	(8,076)	2,361
Increase (decrease) in cash and temporary cash investments	**(1,294)**	7,389	(357)
Cash And Temporary Cash Investments			
Beginning of year	**17,363**	9,974	10,331
End of year	**$ 16,069**	$ 17,363	$ 9,974

The accompanying notes are an integral part of the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Johnson Outdoors Inc. is an integrated, global outdoor recreation products company engaged in the design, manufacture and marketing of brand name outdoor equipment, diving, watercraft and motors products.

All monetary amounts, other than share and per share amounts, are stated in thousands and are from continuing operations.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Johnson Outdoors Inc. and all majority owned subsidiaries (the Company) and are stated in conformity with accounting principles generally accepted in the United States of America. Significant intercompany accounts and transactions have been eliminated in consolidation.

The preparation of financial statements requires management to make estimates and assumptions that impact the reported amounts of assets, liabilities and operating results and the disclosure of commitments and contingent liabilities. Actual results could differ significantly from those estimates. For the Company, significant estimates include the allowance for doubtful accounts receivable, reserves for inventory valuation, reserves for sales returns and the valuation allowance for deferred tax assets.

The Company's fiscal year ends on the Friday nearest September 30. The fiscal years ended September 28, 2001 (hereinafter 2001) and September 29, 2000 (hereinafter 2000) and October 1, 1999 (hereinafter 1999) each comprise 52 weeks.

Cash and Temporary Cash Investments

For purposes of the consolidated statements of cash flows, the Company considers all short-term investments in interest-bearing bank accounts, securities and other instruments with an original maturity of three months or less to be equivalent to cash.

The Company maintains cash in bank accounts in excess of insured limits. The Company has not experienced any losses as a result of this practice and does not believe that significant credit risk exists.

Inventories

Inventories are stated at the lower of cost (determined using the first-in, first-out method) or market.

Inventories attributable to continuing operations at the end of the respective years consist of the following:

	2001	2000
Raw materials	**$ 19,892**	$23,122
Work in process	**2,592**	2,238
Finished goods	**42,620**	40,297
	65,104	65,657
Less reserves	**3,404**	2,949
	$ 61,700	$62,708

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of plant and equipment is determined by straight-line and accelerated methods over estimated useful lives, which range from 3 to 30 years.

Upon retirement or disposition, cost and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in operating results.

Property, plant and equipment attributable to continuing operations at the end of the respective years consist of the following:

	2001	2000
Property and improvements	**$ 1,423**	$ 1,423
Buildings and improvements	**21,861**	19,303
Furniture, fixtures and equipment	**86,221**	82,994
	109,505	103,720
Less accumulated depreciation	**73,626**	66,351
	$ 35,879	$ 37,369

Intangible Assets

Intangible assets are stated at cost less accumulated amortization. Amortization is computed using the straight-line method with periods ranging from 15 to 40 years for goodwill and 3 to 16 years for patents, trademarks and other intangible assets.

Intangible assets attributable to continuing operations at the end of the respective years consist of the following:

	2001	2000
Goodwill	**$ 68,830**	$69,546
Patents, trademarks and other	**4,275**	4,122
	73,105	73,668
Less accumulated amortization	**17,817**	15,802
	$ 55,288	$57,866

Impairment of Long-Lived Assets

The Company annually assesses the recoverability of property, plant and equipment and intangible assets, primarily by determining whether the depreciation and amortization of the balance over its remaining life can be recovered through projected undiscounted future operating cash flows of the related businesses. The amount of impairment, if any, is measured primarily based on the deficiency of projected discounted future operating cash flows relative to the value of the assets, using a discount rate reflecting the Company's cost of capital, which currently approximates 10%. In 2001, the Company recognized a $2.5 million write-down for impaired goodwill related to the Airguide brand in the Motors business.

Income Taxes

The Company provides for income taxes currently payable, and deferred income taxes resulting from temporary differences between financial statement and taxable income, using the asset and liability method.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion, or all of the deferred tax assets, will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Federal and state income taxes are provided on foreign subsidiary income distributed to, or taxable in, the United States during the year. At September 28, 2001, net undistributed earnings of foreign subsidiaries total approximately $63,200. A substantial portion of these unremitted earnings have been permanently invested abroad and no provision for federal or state taxes is made on these amounts. With respect to that portion of foreign earnings which may be returned to the United States, provision is made for taxes if the amounts are significant.

The Company's United States entities file a consolidated federal income tax return.

Employee Benefits

The Company and certain of its subsidiaries have various retirement and profit sharing plans. Pension obligations, which are generally based on compensation and years of service, are funded by payments to pension fund trustees. The Company's policy is generally to fund the minimum amount required under the Employee Retirement Income Security Act of 1974 for plans subject thereto. Profit sharing and other retirement costs are funded at least annually.

Foreign Operations and Derivative Financial Instruments

Assets and liabilities of foreign operations are translated into U.S. dollars at the rate of exchange existing at the end of the year. Results of operations are translated at monthly average exchange rates. Gains and losses resulting from the translation of foreign currency financial statements are classified as accumulated other comprehensive income (loss), a separate component of shareholders' equity.

The Company operates internationally, which gives rise to exposure to market risk from movements in foreign currency exchange rates. To minimize the effect of fluctuating foreign currencies on its income, the Company enters into foreign currency forward contracts. The Company primarily hedges assets, inventory purchases and loans denominated in foreign currencies. The Company does not enter into foreign exchange contracts for trading purposes. Gains and losses on unhedged exposures are recorded in operating results.

The contracts are used to hedge known foreign currency transactions on a continuing basis for periods consistent with the Company's exposures. Beginning September 30, 2000 upon the adoption of SFAS 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended by SFAS 137, *Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of SFAS Statement No. 133* and SFAS 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities,* the effective portion of the gain or loss on the foreign currency forward

contact is reported as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction affects earnings. The remaining gain or loss on the futures contact, if any, is recognized in current earnings during the period of changes. Adoption of these new accounting standards resulted in a cumulative after-tax gain of approximately $1.8 million and an accumulated other comprehensive loss of approximately $3.0 million in the first quarter of fiscal 2001.

At September 28, 2001, foreign currency contracts with contractual amounts totaling approximately $6,500 are in place, hedging existing and anticipated transactions. The contracts, which are executed with major financial institutions, generally mature within one year with no credit loss anticipated for failure of the counterparties to perform. At September 28, 2001, the fair value of these instruments is approximately $200 greater than the contractual amount.

Revenue Recognition
Revenue from sales is recognized when all substantial risk of ownership transfers to the customer, which is generally upon shipment of products. Estimated costs of returns and allowances are accrued when revenue is recognized.

Advertising
The Company expenses substantially all costs related to production of advertising the first time the advertising takes place. Cooperative promotional arrangements are accrued in relation to sales.

Advertising expense attributable to continuing operations in 2001, 2000 and 1999 totaled $18,282, $18,435 and $16,258, respectively. Capitalized costs attributable to continuing operations at September 28, 2001 and September 29, 2000 totaled $1,653 and $1,360, respectively, and primarily include catalogs and costs of advertising which has not yet run for the first time.

Shipping and Handling Costs
In July 2000, the Emerging Issues Task Force (EITF) reached a consensus on Issue 00-10, *Accounting for Shipping and Handling Fees and Costs.* EITF 00-10 requires companies to classify as revenues shipping and handling fees billed to customers. Previously, shipping revenues and shipping expenses were included in marketing and selling expenses. All periods presented in the Consolidated Statements of Operations have been reclassified to conform to the current year presentation. The adoption of this statement increased net sales and marketing and selling expenses by $7,114, $7,601 and $5,104 for 2001, 2000 and 1999, respectively.

Shipping and handling expense attributable to continuing operations included in marketing and selling expense was $12,821, $13,007 and $9,525 for 2001, 2000 and 1999, respectively.

Research and Development
Research and development costs are expensed as incurred.

Stock-Based Compensation
The Company accounts for stock options using the intrinsic value based method. Accordingly, compensation cost is generally recognized only for stock options issued with an exercise price lower than the market price on the date of grant. The Company's practice is to issue options with an exercise price equal to the fair market value on the date of the grant. The fair value of restricted shares awarded in excess of the amount paid for such shares is recognized as contingent compensation and is amortized over 1 to 3 years from the date of award, the period after which all restrictions generally lapse.

Pending Accounting Changes
In June 2001, the FASB issued SFAS No. 142 *Goodwill and Other Intangibles* (SFAS 142). SFAS 142 addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. Upon adoption of SFAS 142, goodwill will no longer be subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Other intangible assets will be required to be separately recognized if the benefit of the intangible asset can be sold, transferred, licensed, rented, or exchanged. Amortization of these intangibles over their useful lives is required. The Company has elected to adopt SFAS 142 as of the beginning of fiscal 2002. The Company is currently assessing the impact of adopting SFAS 142 and believes, excluding impairments, net income for fiscal year 2002 will be increased, since goodwill is no longer subject to amortization, by approximately $2,500.

In August 2001, the FASB issued SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets* (SFAS 144). SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale and provides additional implementation guidance for assets to be held and used and assets to be disposed of other than by sale. There will be no financial implication related to the adoption of SFAS 144, and the guidance will be applied on a prospective basis. The company is required to adopt SFAS 144 in the first quarter of fiscal 2003.

Reclassifications

Certain reclassifications have been made to prior years' amounts to conform with the current year presentation.

2 STRATEGIC CHARGES

In 2001, 2000 and 1999, the Company recorded strategic charges totaling $1,448, $2,369 and $2,773, respectively.

In 2001 strategic charges included severance, moving and other exit costs related primarily to the closure and relocation of manufacturing facilities in the Watercraft business. Severance costs included in the strategic charges totaled $660 and approximately 88 employees were impacted by these actions. Unexpended funds at year end related to these actions were approximately $1,020.

In 2000 strategic charges included severance, moving and other exit costs related primarily to the closure and relocation of a manufacturing facility in the Motors business. Severance costs included in the strategic charges totaled $1,469 and approximately 95 employees were impacted by these actions. There are no unexpended funds related to this action as of the end of 2001.

In 1999, a portion of the charges included severance, moving and recruiting costs related to the relocation of certain sales and marketing functions of the Company's Outdoor Equipment business. The balance of the charges were related to the integration of acquired businesses. Severance costs included in these charges totaled $1,101 and approximately 30 employees were impacted. There are no unexpended funds related to this action as of the end of 2001.

3 ACQUISITIONS

During 2001, the Company completed the acquisition of two small businesses which manufacture paddles and marine accessories. The initial purchase price, including direct expenses, for the acquisitions was approximately $600, of which approximately $420 was recorded as intangible assets and is being amortized over 25 years.

During 2000, the Company completed the acquisition of the common stock of Pacific Kayak Ltd., a manufacturer of sit-on-top and sea touring kayaks located in Auckland, New Zealand. The initial purchase price, including direct expenses, for the acquisition was approximately $962, of which approximately $584 was recorded as intangible assets and is being amortized over 25 years. An additional payment of approximately $70 was earned in 2001 based upon achievement of specified levels of sales of the acquired business.

During 1999, the Company completed the acquisition of the common stock of Extrasport, Inc., a privately held manufacturer and marketer of personal flotation devices. The initial purchase price, including direct expenses, for the acquisition was approximately $3,300, of which approximately $2,500 was recorded as intangible assets and is being amortized over 25 years. Additional payments of approximately $150 for both 2000 and 2001 were earned based upon achievement of specified levels of sales. An additional payment in 2002 is dependent upon achievement of specified levels of sales of the acquired business.

Also during 1999, the Company completed the acquisition of substantially all of the assets and the assumption of certain liabilities of Escape Sailboat Company LLC, a privately held manufacturer and marketer of recreational sailboats. The initial purchase price, including direct expenses, for the acquisition was approximately $4,800, of which approximately $3,100 was recorded as intangible assets and is being amortized over 25 years.

In December 1998, the Company completed the acquisition of substantially all of the assets and the assumption of certain liabilities of True North Paddle & Necky Kayaks Ltd., a privately held manufacturer and marketer of Necky kayaks, and an affiliated entity. The initial purchase price, including direct expenses, for the acquisition was approximately $5,700, of which approximately $3,200 was recorded as intangible assets and is being amortized over 25 years. Additional payments of approximately $170 and $600 were earned in 2000 and 1999, respectively. Additional payments in the years 2002 and 2003 are dependent upon the achievement of specified levels of sales and profitability of the acquired business.

All acquisitions were accounted for using the purchase method and, accordingly, the Consolidated Financial Statements include the results of operations since the respective dates of acquisition. Additional payments, if required, will increase intangible assets.

4 SALE OF FISHING BUSINESS

In March 2000, the Company sold its Fishing business. As a result, operations and related assets and liabilities of the Fishing group have been classified as discontinued for all periods presented herein. The sale price totaled $47,279, including $14,056 of accounts receivable retained by the Company and $2,367 of debt assumed by the buyer. The Company recorded a loss of $24,418, net of tax, related to the sale of the business, taking into account operating results from the measurement date to the date of disposal. In addition, the Company recorded an after tax loss from operations up to the measurement date of $940 in 2000, an after tax gain of $1,161 in 1999.

Net sales of the Fishing group were $32,667 and $59,184 for 2000 and 1999, respectively. Interest expense of $90 and $154 that is directly attributable to the Fishing group is allocated to discontinued operations.

5 INDEBTEDNESS

Short-term debt at the end of the respective years consists of the following:

	2001	2000
Commercial paper and bank loans	$ 49,643	$53,434
Current maturities of long-term debt	13,342	6,028
Less short-term debt to be refinanced	50,000	—
	$ 12,985	$59,462

Short-term credit facilities provide for borrowings with interest rates set periodically by reference to market rates. Commercial paper rates are set by competitive bidding. The weighted average interest rate on short-term indebtedness was 5.8% and 7.6% at September 28, 2001 and September 29, 2000, respectively. The Company's primary facility is a $70,000 revolving credit agreement expiring in 2004, which includes a maximum amount of $30,000 in support of commercial paper issuance. The Company has lines of credit, both foreign and domestic, totaling $92,500 of which $33,825 is available at September 28, 2001. The Company also utilizes letters of credit for trade financing purposes.

Long-term debt at the end of the respective years consists of the following:

	2001	2000
1998 senior notes	$ 18,800	$16,176
1996 senior notes	23,700	29,700
Short-term debt to be refinanced	50,000	—
Other long-term notes, maturing through January 2002	5,392	6,009
	97,892	51,885
Less current maturities	13,342	6,028
	$ 84,550	$45,857

In December 2001, subsequent to the end of the 2001 fiscal year, the Company issued unsecured notes totaling $50,000 with an interest rate of 7.82%. The senior notes have annual principal payments of $10,000 beginning December 13, 2004 with a final payment due December 13, 2008. Proceeds from the issuance of the senior notes were used to reduce outstanding indebtedness under the Company's primary revolving credit facility. Outstanding short-term debt totaling $50,000 at September 28, 2001 is classified as long-term in anticipation of refinancing with the proceeds of the senior notes.

In 1998, the Company issued unsecured senior notes totaling $25,000 with an interest rate of 7.15%. Simultaneous with the commitment of the 1998 senior notes, the Company executed a foreign currency swap, denominating in Swiss francs all principal and interest payments required under the 1998 senior notes. The effective interest rate paid on the 1998 senior notes as a result of the currency swap was 4.32%. The Company terminated the currency swap in December 2000. A portion of the proceeds from the divestiture of the Fishing business was used to make an unscheduled principal payment of $5,335 in March 2000. The 1998 senior notes have annual principal payments of $2,000 to $7,000 beginning October 2001 with a final payment due October 2007.

The Company financed a portion of the initial purchase price for the common stock of Uwatec AG in 1997 with a note from the sellers. Interest on the deferred amount is payable annually at 6%. This obligation is denominated in Swiss francs. The outstanding balance of $5,214 is due in 2002. A corresponding amount of the Company's primary revolving credit facility is reserved in support of this obligation through issuance of a letter of credit.

In 1996, the Company issued unsecured senior notes totaling $30,000 with an interest rate of 7.77% and $15,000 with an interest rate of 6.98%. A portion of the proceeds from the divestiture of the Fishing business was used to make an unscheduled principal payment of $9,800 in March 2000. Total annual principal payments ranging from $5,500 to $7,500 are due beginning in October 2000 through 2006.

Aggregate scheduled maturities of long-term debt in each of the five years ending September 2006 are as follows:

Year	
2002	$ 13,342
2003	8,050
2004	9,500
2005	15,700
2006	13,500
Thereafter	37,800

Interest paid was $9,178, $10,471 and $9,740 for 2001, 2000 and 1999, respectively.

Based on the borrowing rates currently available to the Company for debt with similar terms and average maturities, the fair value of the Company's long-term debt as of September 28, 2001 and September 29, 2000 is approximately $98,300 and $53,000, respectively. The carrying value of all other financial instruments approximates the fair value.

Certain of the Company's loan agreements require that Samuel C. Johnson, members of his family and related entities (hereinafter the Johnson Family) continue to own stock having votes sufficient to elect a 51% majority of the directors. At September 28, 2001, the Johnson Family held approximately 3,380,000 shares or 49% of the Class A common stock, approximately 1,168,000 shares or 96% of the Class B common stock and approximately 78% of the voting power of both classes of common stock taken as a whole. The agreements also contain restrictive covenants regarding the Company's net worth, indebtedness, fixed charge coverage and distribution of earnings. The Company is in compliance with the restrictive covenants of such agreements, as amended from time to time.

6 LEASES AND OTHER COMMITMENTS

The Company leases certain operating facilities and machinery and equipment under long-term, noncancelable operating leases. Future minimum rental commitments under noncancelable operating leases attributable to continuing operations having an initial term in excess of one year at September 28, 2001 are as follows:

Year	
2002	$5,600
2003	3,800
2004	2,600
2005	2,200
2006	2,100
Thereafter	7,600

Rental expense attributable to continuing operations under all leases was approximately $6,739, $6,727 and $6,438 for 2001, 2000 and 1999, respectively.

The Company makes commitments in a broad variety of areas, including capital expenditures, contracts for services, sponsorship of broadcast media and supply of finished products and components, all of which are in the ordinary course of business.

7 INCOME TAXES

Income tax expense (benefit) attributable to continuing operations for the respective years consists of the following:

	2001	2000	1999
Current:			
Federal	$ —	$ 17	$ 34
State	101	490	683
Foreign	5,301	6,572	3,489
Deferred	(2,922)	(374)	(48)
	$ 2,480	$6,705	$ 4,158

The significant components of deferred tax expense (benefit) attributable to continuing operations are as follows:

	2001	2000	1999
Deferred tax expense (benefit) (exclusive of effects of other components listed below)	$ (3,185)	$ (822)	$ 89
Increase (decrease) in beginning of the year balance of the valuation allowance for deferred tax assets	263	488	(137)
	$ (2,922)	$ (374)	$ (48)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities attributable to continuing operations at the end of the respective years are presented below:

	2001	2000
Deferred tax assets:		
Inventories	$ 2,089	$ 1,966
Compensation	2,978	3,502
Foreign tax credit carryforwards	3,761	3,791
Net operating loss carryforwards	21,562	16,808
Other	5,138	5,869
Total gross deferred tax assets	35,528	31,936
Less valuation allowance	8,046	7,783
	27,482	24,153
Deferred tax liabilities:		
Foreign statutory reserves	1,867	1,952
Goodwill and other intangibles	769	277
Total deferred tax liabilities	2,636	2,229
Net deferred tax asset	$ 24,846	$21,924

Deferred tax assets relating to net operating losses of discontinued operation of $5,555 has been reflected as assets of continuing operations in 2000 as the benefit will ultimately be realized by the continuing operations.

Following is the income (loss) from continuing operations before income taxes for domestic and foreign operations:

	2001	2000	1999
United States	$ (5,719)	$ (1,436)	$ (1,269)
Foreign	11,809	16,516	11,288
	$ 6,090	$15,080	$10,019

The significant differences between the statutory federal tax rate and the effective income tax rates for income from continuing operations are as follows:

	2001	2000	1999
Statutory U.S. federal income tax rate	**34.0%**	34.0%	34.0%
State income taxes, net of federal income tax benefit	**0.9**	3.8	0.7
Foreign rate differential	**1.3**	1.4	5.1
Change in beginning of year valuation allowance	**4.3**	3.0	—
Foreign operating losses (benefit)	—	0.6	1.9
Other	**0.2**	1.7	(0.2)
	40.7%	44.5%	41.5%

At September 28, 2001, the Company has $3,761 of foreign tax credit carryforwards available to be offset against future U.S. tax liability. The credits expire in 2002 through 2007 if not utilized. These carryforwards have been fully reserved for in the valuation allowance.

At September 28, 2001, the Company has a U.S. federal operating loss carryforward of $40,542 and various state net operating loss carryforwards. During 2001, 2000 and 1999, foreign net operating loss carryforwards were utilized, resulting in a reduction in income tax expense of $32, $152 and $137, respectively. In addition, certain of the Company's foreign subsidiaries have net operating loss carryforwards totaling $3,120. These amounts are available to offset future taxable income over the next 14 to 20 years and are anticipated to be utilized during this period.

Taxes paid attributable to continuing operations were $4,337, $9,935 and $6,648 for 2001, 2000 and 1999, respectively.

8 EMPLOYEE BENEFITS

Net periodic pension cost for noncontributory defined benefit pension plans includes the following components.

	2001	2000	1999
Service cost	**$343**	$315	$273
Interest on projected benefit obligation	**792**	763	713
Less return on plan assets	**631**	592	558
Amortization of unrecognized:			
Net loss	**1**	4	4
Prior service cost	**26**	26	26
Transition asset	**(80)**	(81)	(81)
Net amount recognized	**$451**	$435	$377

The following provides a reconciliation of the changes in the plans benefit obligation and fair value of assets for 2001 and 2000 and a statement of the funded status at the end of each year:

	2001	2000
Benefit obligation:		
Benefit obligation at beginning of year	**$10,332**	$ 9,604
Service cost	**343**	315
Interest cost	**792**	763
Actuarial (gain) loss	**1,094**	259
Benefits paid	**(632)**	(609)
Benefit obligation at end of year	**$11,929**	$10,332
Fair value of plan assets:		
Fair value of plan assets at beginning of year	**$ 8,620**	$ 8,070
Actual return on plan assets	**(582)**	888
Company contributions	**278**	271
Benefits paid	**(632)**	(609)
Fair value of plan assets at end of year	**$ 7,684**	$ 8,620
Funded status:		
Funded status of the plan	**$ (4,245)**	$(1,712)
Unrecognized net loss	**2,084**	80
Unrecognized prior service cost	**123**	148
Unrecognized transition asset	**(211)**	(291)
Net liability recognized	**$ (2,249)**	$(1,775)

The following summarizes the components of the net liability recognized in the consolidated balance sheets at the end of the respective years:

	2001	2000
Prepaid benefit cost	$ —	$ —
Accrued benefit liability	(2,249)	(1,775)
Net liability recognized	$(2,249)	$(1,775)

Plan assets are invested primarily in stock and bond mutual funds and insurance contracts.

Actuarial assumptions used to determine the projected benefit obligation are as follows:

	2001	2000	1999
Discount rate	7.25%	8%	8%
Long-term rate of return	8	8	8
Average salary increase rate	5	5	5

A majority of the Company's full-time employees are covered by profit sharing and defined contribution programs. Participating entities determine profit sharing distributions under various performance and service based formulas.

9 PREFERRED STOCK

The Company is authorized to issue 1,000,000 shares of preferred stock in various classes and series, of which there are none currently issued or outstanding.

10 COMMON STOCK

Common stock at the end of the respective years were as follows:

	2001	2000
Class A, $.05 par value:		
Authorized	20,000,000	20,000,000
Outstanding	6,946,012	6,924,630
Class B, $.05 par value:		
Authorized	3,000,000	3,000,000
Outstanding	1,222,729	1,222,729

Holders of Class A common stock are entitled to elect 25% of the members of the Board of Directors and holders of Class B common stock are entitled to elect the remaining directors. With respect to matters other than the election of directors or any matters for which class voting is required by law, holders of Class A common stock are entitled to one vote per share while holders of Class B common stock are entitled to ten votes per share. If any dividends (other than dividends paid in shares of the Company) are paid by the Company on its common stock, a dividend would be paid on each share of Class A common stock equal to 110% of the amount paid on each share of Class B common stock. Each share of Class B common stock is convertible at any time into one share of Class A common stock. During 2001, no shares of Class B common stock were converted into Class A common stock. During 2000 and 1999, respectively, 132 and 1,000 shares of Class B common stock were converted into Class A common stock.

11 STOCK OWNERSHIP PLANS

The Company's current stock ownership plans provide for issuance of options to acquire shares of Class A common stock by key executives and non-employee directors. All stock options have been granted at a price not less than fair market value at the date of grant and become exercisable over periods of one to four years from the date of grant. Stock options generally have a term of 10 years. Current plans also allow for issuance of restricted stock or stock appreciation rights in lieu of options. Grants of restricted shares are not significant in any year presented. No stock appreciation rights have been granted.

A summary of stock option activity related to the Company's plans is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at October 2, 1998	602,061	$17.43
Granted	353,000	8.53
Cancelled	(176,224)	14.67
Outstanding at October 1, 1999	778,837	14.02
Granted	268,500	7.58
Cancelled	(95,107)	15.23
Outstanding at September 29, 2000	952,230	12.08
Granted	**235,000**	**5.50**
Cancelled	**(100,435)**	**17.00**
Outstanding at September 28, 2001	**1,086,795**	**$10.20**

The range of options outstanding at September 28, 2001 is as follows:

Price Range per Share	Number of Options Outstanding/Exercisable	Weighted Average Exercise Price Outstanding/Exercisable	Weighted Average Remaining Contractual Life (in years)
$ 5.31–11.50	820,999/331,461	$ 7.47/$ 8.59	8.20
$12.94–17.50	156,222/156,222	$16.59/$16.59	5.75
$18.63–24.38	109,574/109,574	$21.54/$21.54	2.92
	1,086,795/597,257	$10.20/$13.06	7.31

The weighted average fair market value of options granted during the year was $2.18 in 2001, $3.20 in 2000 and $3.31 in 1999.

Had compensation cost for the Company's stock options been determined using the fair value method, the Company's pro forma operating results would have been as follows:

	2001	2000	1999
Income from continuing operations	**$3,112**	$7,744	$5,221
Diluted earnings per common share from continuing operations	**$ 0.38**	$ 0.95	$ 0.64

For purposes of calculating pro forma operating results, the fair value of each option grant was estimated using the Black-Scholes option pricing model with an expected volatility of 35%, a risk free rate equivalent to five year U.S. Treasury securities and an expected life of five years. The pro forma operating results reflect only options granted after 1995.

The Company's employee stock purchase plan provides for the issuance of up to 150,000 shares of Class A common stock at a purchase price of not less than 85% of the fair market value at the date of grant. During 2001, 2000 and 1999 13,382, 16,701, 13,722 shares, respectively, were issued under this plan.

12 RELATED PARTY TRANSACTIONS

Various transactions are conducted between the Company and organizations controlled by the Johnson Family. These include consulting services, office rental, royalties and certain administrative activities. Total net costs of these transactions are $546, $542, $474 for 2001, 2000 and 1999, respectively.

13 SEGMENTS OF BUSINESS

The Company conducts its worldwide operations through separate global business units, each of which represent major product lines. Operations are conducted in the United States and various foreign countries, primarily in Europe, Canada and the Pacific Basin.

Net sales and operating profit include both sales to customers, as reported in the Company's consolidated statements of operations, and interunit transfers, which are priced to recover cost plus an appropriate profit margin. Identifiable assets represent assets that are used in the Company's operations in each business unit at the end of the years presented. There were no concentrations in revenue from a particular customer, product or geographic area in each of the years presented.

A summary of the Company's continuing operations by business segment is presented below:

	2001	2000	1999
Net sales:			
Outdoor equipment:			
Unaffiliated customers	**$114,875**	$104,052	$ 92,951
Interunit transfers	**89**	67	14
Watercraft:			
Unaffiliated customers	**85,841**	90,178	70,160
Interunit transfers	**343**	397	260
Diving:			
Unaffiliated customers	**80,426**	82,840	80,610
Interunit transfers	**62**	5	9
Motors:			
Unaffiliated customers	**64,446**	76,680	64,671
Interunit transfers	**539**	1,363	1,783
Other	**49**	1,139	1,806
Eliminations	**(1,033)**	(1,832)	(2,066)
	$345,637	$354,889	$310,198
Operating profit (loss):			
Outdoor equipment	**$ 12,015**	$ 8,182	$ 3,546
Watercraft	**1,293**	10,327	12,598
Diving	**11,638**	10,832	4,749
Motors	**231**	3,936	3,497
Other	**(9,459)**	(8,558)	(4,877)
	$ 15,718	$ 24,719	$ 19,513
Identifiable assets:			
Outdoor equipment	**$ 49,027**	$ 49,512	
Watercraft	**65,147**	63,394	
Diving	**85,393**	87,818	
Motors	**22,819**	30,208	
Other	**22,527**	27,039	
	$244,913	$257,971	

A summary of the Company's continuing operations by geographic area is presented below:

	2001	2000	1999
Net sales:			
United States:			
Unaffiliated customers	**$228,491**	$239,079	$195,461
Interarea transfers	**5,828**	6,540	6,622
Europe:			
Unaffiliated customers	**89,995**	88,567	90,772
Interarea transfers	**7,267**	7,800	6,510
Other	**27,151**	27,243	23,965
Interarea transfers	**7,170**	7,863	5,495
Eliminations	**(20,265)**	(22,203)	(18,627)
	$345,637	$354,889	$310,198
Identifiable assets:			
United States	**$133,659**	$148,186	
Europe	**94,490**	91,684	
Other	**16,764**	18,101	
	$244,913	$257,971	

14 VALUATION AND QUALIFYING ACCOUNTS

The following summarizes changes to valuation and qualifying accounts:

	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Reserves of Businesses Acquired or Sold	Less Deductions	Balance at End of Year
Year ended					
September 28, 2001:					
Allowance for doubtful accounts	**$3,895**	**$2,460**	**$ —**	**$2,616**	**$3,739**
Reserves for inventory valuation	**2,949**	**1,529**	**—**	**1,074**	**3,404**
Year ended					
September 29, 2000:					
Allowance for doubtful accounts	3,236	1,812	—	1,153	3,895
Reserves for inventory valuation	4,911	853	—	2,815	2,949
Year ended October 1, 1999:					
Allowance for doubtful accounts	2,153	2,161	14	1,092	3,236
Reserves for inventory valuation	5,196	801	—	1,806	4,911

Deductions include the net impact of foreign currency fluctuations on the respective accounts.

15 EARNINGS PER SHARE

Basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is similar to the previously reported fully diluted earnings per share.

The following sets forth the computation of basic and diluted earnings per common share:

	2001	2000	1999
Income from continuing operations before cumulative effect of change in accounting principle for basic and diluted earnings per share	**$3,610**	$8,375	$5,861
Weighted average shares outstanding	**8,161,624**	8,139,340	8,108,781
Less nonvested restricted stock	**15,162**	17,265	12,206
Basic average common shares	**8,146,462**	8,122,075	8,096,575
Dilutive stock options and restricted stock	**23,227**	8,208	11,653
Diluted average common shares	**8,169,739**	8,130,283	8,108,228
Basic earnings per common share from continuing operations before cumulative effect of change in accounting principle	**$0.66**	$1.03	$0.72
Diluted earnings per common share from continuing operations before cumulative effect of change in accounting principle	**$0.66**	$1.03	$0.72

16 LITIGATION

The Company is subject to various legal actions and proceedings in the normal course of business, including those related to environmental matters. The Company is insured against loss for certain of these matters. Although litigation is subject to many uncertainties and the ultimate exposure with respect to these matters cannot be ascertained, management does not believe the final outcome will have a material adverse effect on the financial condition, results of operations, liquidity or cash flows of the Company.

17 SUBSEQUENT EVENT

In November 2001, subsequent to the end of the 2001 fiscal year, the Company completed the sale and leaseback of their headquarters facility in Sturtevant, Wisconsin to an affiliated party. Proceeds from the sale were $5.0 million.

18 QUARTERLY FINANCIAL SUMMARY (unaudited)

The following summarizes quarterly operating results:

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000
Net Sales	**$ 58,750**	$57,299	**$98,719**	$98,734	**$ 113,927**	$116,662	**$74,241**	$82,194
Gross profit	**23,324**	23,010	**39,358**	41,101	**46,552**	47,996	**27,469**	30,706
Operating profit loss	**(3,569)**	139	**6,595**	9,584	**13,000**	13,912	**(308)**	1,084
Income (loss) from continuing operations before cumulative effect of change in accounting principle	**(3,229)**	(1,035)	**2,203**	3,896	**6,283**	5,958	**(1,647)**	(444)
Loss from discontinued operations	**—**	(940)	**—**	—	**—**	—	**—**	—
Loss on disposal of discontinued operations	**—**	(23,109)	**—**	(1,309)	**—**	—	**—**	—
Cumulative effect of change in accounting principle, net of tax	**1,755**	—	**—**	—	**—**	—	**—**	—
Net income (loss)	**$ (1,474)**	$(25,084)	**$ 2,203**	$ 2,587	**$ 6,283**	$ 5,958	**$ (1,647)**	$ (444)
Basic earnings (loss) per common share:								
Continuing operations	**$ (0.40)**	$ (0.13)	**$ 0.27**	$ 0.48	**$ 0.77**	$ 0.73	**$ (0.20)**	$ (0.05)
Discontinued operations	**—**	(2.96)	**—**	(0.16)	**—**	—	**—**	—
Cumulative effect of change in accounting principle, net of tax	**0.22**	—	**—**	—	**—**	—	**—**	—
Net income (loss)	**$ (0.18)**	$ (3.09)	**$ 0.27**	$ 0.32	**$ 0.77**	$ 0.73	**$ (0.20)**	$ (0.05)
Diluted earnings (loss) per common share:								
Continuing operations	**$ (0.40)**	$ (0.13)	**$ 0.27**	$ 0.48	**$ 0.77**	$ 0.73	**$ (0.20)**	$ (0.05)
Discontinued operations	**—**	(2.96)	**—**	(0.16)	**—**	—	**—**	—
Cumulative effect of change in accounting principle, net of tax	**0.22**	—	**—**	—	**—**	—	**—**	—
Net income (loss)	**$ (0.18)**	$ (3.09)	**$ 0.27**	$ 0.32	**$ 0.77**	$ 0.73	**$ (0.20)**	$ (0.05)

Board of Directors

SAMUEL C. JOHNSON, 73
Director since 1970.
Chairman Emeritus of S.C. Johnson & Son, Inc.
Chairman, Johnson International.
Also Director of H. J. Heinz Company.

HELEN P. JOHNSON-LEIPOLD, 44
Chairman and Chief Executive Officer.
Director since 1994.

GREGORY E. LAWTON, 51
Director since 1997.
President and Chief Executive Officer of Johnson Wax Professional.
Also Director of SCJ Commercial Markets, Inc., General Cable Corporation and Superior Metal Products, Inc..

TERRY E. LONDON, 52
Director since 1999.
President of London Partners LLC

THOMAS F. PYLE, JR., 60
Vice Chairman of the Board.
Director since 1987.
Chairman, The Pyle Group.
Also Director of Sub Zero Corporation.

GLENN N. RUPP, 57
Director since 1997.
Former Chairman and Chief Executive Officer of Converse Inc.

JOHN M. FAHEY, JR., 49
Director since 2001.
President and Chief Executive Officer and Chairman of the Executive Committee of the Board of Trustees of the National Geographic Society.
Also Director of Jason Foundation for Education.



Shareholders' Information

CORPORATE HEADQUARTERS
Johnson Outdoors Inc.
1326 Willow Road
Sturtevant, Wisconsin 53177 USA
(262) 884-1500

INTERNET ADDRESSES (WWW.)
JohnsonOutdoors.com
carlislepaddles.com (Carlisle Paddles)
dimensionkayaks.com (Dimension)
escapesail.com (Escape Sailboats)
extrasport.com (Extrasport)
llboats.com (Leisure Life)
necky.com (Necky)
oceankayak.com (Ocean Kayak)
oldtowncanoe.com (Old Town)
minnkotamotors.com (Minn Kota Motors)
scubapro.com (Scubapro)
uwatec.com (Uwatec)
eurekatent.com (Eureka! tents)
wolfskin.de (Jack Wolfskin)

COMMON STOCK
Johnson Outdoors Inc. Class A Common Stock is traded on The Nasdaq Stock Market® under the symbol: JOUT.

ANNUAL MEETING
The Annual Meeting of Shareholders will convene at 10:00 a.m. (CST) on February 19, 2002, at the Company's Headquarters.

TRANSFER AGENT AND REGISTRAR
Firstar Bank Milwaukee, N.A.
Corporate Trust Department
P.O. Box 2077
Milwaukee, Wisconsin 53201
(414) 905-5000

SHAREHOLDER INQUIRIES
Communication concerning the transfer of shares, lost certificates or changes of address should be directed to the Transfer Agent.

Executive Officers

HELEN P. JOHNSON-LEIPOLD, 44
Chairman and Chief Executive Officer

PATRICK J. O'BRIEN, 43
President and Chief Operating Officer

PAUL A. LEHMANN, 48
Vice President and Chief Financial Officer

MAMDOUH ASHOUR, 63
Group Vice President and President – Worldwide Diving

Johnson Outdoors Inc.

1326 Willow Road
Sturtevant, Wisconsin
53177 USA
(262) 884-1500